Form 20-F
period 2001-12-31
INCAM AG
filed 2002-07-01
CIK 1072034

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________________ to ____________________

                        Commission file number: 000-29924

                                    INCAM AG
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                    INCAM AG
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                           Federal Republic of Germany
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                            Heerdter Landstrasse 193
                            40549 Dusseldorf, Germany
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

    Title of each class               Name of each exchange on which registered
----------------------------          -----------------------------------------
           NONE
----------------------------          -----------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

       American Depositary Shares (Evidenced by Depositary Receipts) Each
        Representing One-fortieth of an Ordinary Share No Nominal Value.
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

--------------------------------------------------------------------------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report was 155,000 ordinary shares.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         [X] Yes   [ ] No

         Indicate by check mark which financial statement item the registrant has elected to follow.

         [ ] Item 17  [X] Item 18

         (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
                           DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

         [ ] Yes   [ ] No

                                    INCAM AG

                                    FORM 20-F
              ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 2001




                                      INDEX


                                             PART I

Item 1.    Identity of Directors, Senior Management and Advisers...............................1

Item 2.    Offer Statistics and Expected Timetable.............................................1

Item 3.    Key Information.....................................................................2

Item 4.    Information on the Company..........................................................4

Item 5.    Operating and Financial Review and Prospects.......................................13

Item 6.    Directors, Senior Management and Employees.........................................17

Item 7.    Major Shareholders and Related Party Transactions..................................20

Item 8.    Financial Information..............................................................21

Item 9.    The Offer and Listing..............................................................21

Item 10.   Additional Information.............................................................22

Item 11.   Quantitative and Qualitative Disclosures About Market Risk.........................29

Item 12.   Description of Securities Other than Equity Securities.............................29

                                             PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies....................................30

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.......30

Item 15.   [Reserved].........................................................................30

Item 16.   [Reserved].........................................................................30

                                             PART III

Item 17.   Financial Statements (Not Applicable)..............................................30

Item 18.   Financial Statements...............................................................30

Item 19.   Exhibits...........................................................................30

                                     PART I


CONVENTIONS

         We publish our financial statements in German Marks ("German Marks" or "DM"). Unless otherwise indicated, all amounts in this Form 20-F are expressed in German Marks or United States dollars. Solely for the convenience of the reader, certain Dollar amounts have been translated from DM at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001, which was DM 2.1973 per $1.00. Unless otherwise stated, the currency translations have been made, in the case of statements of operations, at the average rate of exchange for the relevant currencies for the relevant period, and in the case of statements of balance sheet positions, at the rate of exchange for the relevant currencies for the relevant balance sheet date. The translations should not be construed as representations that the DM amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated. Such rate may differ from the actual rates used in the preparation of our financial statements and the notes thereto.


EXCHANGE RATE INFORMATION

         Under the treaty establishing the European Economic Community, as amended by the Treaty on European Union, to which the Federal Republic of Germany is a signatory, the Euro became legal tender in certain member states of the European Union on January 1, 1999. The exchange rate between the Euro and the Deutsche Mark was finalized at 1 Euro = DM 1.95583. Therefore, the Dollar-DM exchange rate is a function of the Dollar-Euro exchange rate. During a transitional period between January 1, 1999 and December 31, 2001, and for a maximum period of six months thereafter, the former national currencies of the member states of the European Union participating in the Monetary Union continued to be legal tender in their respective states of issue, but as subdivisions of the Euro. The Euro has replaced the Deutsche Mark as the sole legal tender in the Federal Republic of Germany.

         The following table sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for German Marks expressed in German Marks per $1.00. No representation is made that the Deutsche Mark or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Deutsche Marks, as the case may be, at any particular rate, or at all. The exchange rate information for 2002 is presented as through June 14, 2002.

                          YEARLY AVERAGE EXCHANGE RATES
                                 (AMOUNTS IN DM)


      Year                      Average                   High                   Low                 Period End
      ----                      -------                   ----                   ---                 ----------
      1997                       1.7395                  1.8379                 1.6375                  1.7991
      1998                       1.7588                  1.8542                 1.6137                  1.6670
      1999                       1.8372                  1.9525                 1.6524                  1.9439
      2000                       2.1185                  2.3768                 1.8772                  2.0771
      2001                       2.1848                  2.3367                 2.0512                  2.1973
      2002*                      2.1797                  2.2758                 2.0646                  2.0701

-------------------------

*        Through June 14, 2002

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3. KEY INFORMATION

         A. SELECTED FINANCIAL DATA.

         The following selected financial data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 and as of December 31, 1997, 1998, 1999, 2000
and 2001 are derived from our financial statements, which have been audited by Moore Stephens P.C. and Rinke Treuhand GmbH, independent auditors. The selected financial data should be read in conjunction with "Operating and Financial Review and Prospects" and our Financial Statements and the related notes thereto included elsewhere herein.


                                                                   For the Years Ended December 31,
                                         ----------------------------------------------------------------------------------------
                                            1997                1998              1999                2000              2001
                                         ------------       ------------       ------------       ------------       ------------
STATEMENT OF OPERATIONS DATA:
REVENUES
  Commissions .....................      $    302,825       $    782,059       $    717,684       $  1,494,090       $  1,736,794
  Commissions - related party .....            81,853            127,333            156,493            280,464            202,397
  Administration fees .............           274,758            364,042            419,505            432,233            356,581
  Interest income .................               273             22,739            125,627            125,770             76,183
  (Loss) net of gains on securities
   sold ............................               --                 --            (46,885)           169,242             14,207
  Other income related party ......                --                 --                 --             51,919           (141,109)
  Other income ....................               675                 89            494,311            117,575            107,338
                                         ------------       ------------       ------------       ------------       ------------
    TOTAL REVENUES ................           660,384          1,296,162          1,866,735          2,671,293          2,352,391
                                         ------------       ------------       ------------       ------------       ------------
EXPENSES:
  Commission expense ..............           233,669            588,793            513,015          1,074,591          1,339,715
  General and administrative
   expenses .......................           400,984            635,031          1,253,506          1,279,165          1,244,823
  Interest ........................               365             39,572                345                299                289
  Finance fee expense - related
   party ..........................                --            240,000                 --                 --                 --
  Occupancy .......................            26,383             31,373            140,727            108,361             97,958
  Compensatory Stock Issuance .....                --         13,790,000                 --                 --                 --
  Writedown of accounts receivable                 --                 --                 --                 --                 --
  Depreciation ....................            19,510             24,716             53,016             38,801             34,421
                                         ------------       ------------       ------------       ------------       ------------
    TOTAL EXPENSES ................           680,911         15,349,485          1,960,609          2,501,217          2,717,206
                                         ------------       ------------       ------------       ------------       ------------
    OPERATING GAIN (LOSS) .........           (20,527)       (14,053,323)           (93,874)           170,076           (364,815)
OTHER EXPENSES:
   (Losses) in value of investments
     Unconsolidated Companies .....                --                 --                 --           (445,403)        (2,054,988)
PROVISION FOR INCOME TAXES ........                --                 --                 --                 --                 --
                                         ------------       ------------       ------------       ------------       ------------
  NET (LOSS) INCOME ...............      $    (20,527)      $(14,053,323)      $    (93,874)      $   (275,327)      $ (2,419,803)
  NET (LOSS) INCOME PER ORDINARY
  SHARE (BASIC AND DILUTED) .......      $      (0.19)      $    (123.55)      $       (.61)      $      (1.78)      $     (14.81)
  NET INCOME (LOSS) PER ADS .......               n/a       $      (7.81)      $      (0.05)      $      (0.12)      $      (2.70)
Weighted average number of ordinary
  shares outstanding ..............           110,000            113,749            155,000            155,000            155,000
Weighted average number of ADSs
  outstanding .....................               n/a          1,800,000          1,800,833          2,359,633          2,404,610

BALANCE SHEET DATA:
  Cash and cash equivalents .......      $     87,099       $  6,437,249       $  3,665,015       $  1,496,022       $  1,148,741
  Total assets ....................           153,370          7,848,999          6,430,098          5,306,690          2,541,711
  Total liabilities ...............           101,004            240,709            228,477            346,819            272,193
  Total stockholders' equity ......            52,366          7,608,290          6,201,621          4,959,871          2,269,518
  Working capital .................            38,535          7,848,999          3,967,965          1,580,955          1,110,802

OTHER OPERATING DATA:
   Amount invested in Fonds Spezial
     Depot and in the funds through
     Incam ........................      $ 19,819,000       $ 27,700,000       $ 27,990,000       $ 32,100,000       $ 37,030,000
   Number of independent
     representatives ..............               182                266                375                746                839



         B. CAPITALIZATION AND INDEBTEDNESS.

         Not Applicable

         C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not Applicable

         D.       RISK FACTORS.

         The following summarizes certain risks that may materially affect our business, financial condition or results of operations. Please note, in this section, "we", "us" and "our" all refer to our company and our subsidiaries.

OUR BUSINESS IS SUBSTANTIALLY DEPENDENT ON THE SECURITIES MARKETS.

         Our results of operations are affected by certain economic factors, including the level of the securities markets. A decline in the securities markets, or short-term volatility in the securities markets could result in investors withdrawing from the markets or decreasing their rate of investment, either of which could adversely affect us.

OUR SUCCESS IS DEPENDENT ON FUND PERFORMANCE.

         Success in the mutual fund business is dependent on investment performance. Good performance stimulates sales of the shares and tends to keep redemptions low, which increases both commissions on the sale of shares and administrative fees which are based on funds under management. Conversely, relatively poor performance tends to result in decreased sales and increased redemptions with corresponding decreases in our revenues. Failure of the funds or the Fonds Spezial Depot, a mutual fund investment partnership for which we have an exclusive sales agreement, to perform well could, therefore, have a material adverse effect on us. We have no control over the investment performance of the funds or the Fonds Spezial Depot and the revenues are therefore dependent upon the performance of others.

OUR INVESTMENTS ARE CONCENTRATED IN EQUITY GROWTH FUNDS.

         As of December 31, 2001, approximately 90% of investments in the funds we sold were equity growth funds. While capable of high rates of returns and capital appreciation, investments in equity growth funds involve a higher degree of risk than fixed income or money market funds. The concentration of the investments sold by us in high risk equity growth funds could result in investors withdrawing from the markets or decreasing their rate of investment, either of which could adversely affect us.


OUR UNITED STATES AFFILIATE MUST OPERATE WITHIN A STRINGENT REGULATORY
FRAMEWORK.

         Our affiliate, New York Broker, Inc., is a member of the National Association of Securities Dealers, Inc. and a broker-dealer registered with the SEC, and therefore is subject to the net capital requirements of both the National Association of Securities Dealers and the SEC. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements, that New York Broker, Inc. is required to maintain and also limit the amount of leverage that New York Broker, Inc. is able to obtain in its business. Compliance with regulatory net capital requirements could limit those operations that require the intensive use of capital, such as underwriting and trading activities, and also could restrict our ability to withdraw capital from our affiliate broker-dealer, which in turn could limit our ability to pay dividends, repay debt, and redeem or repurchase shares of our outstanding capital stock.


WE ARE DEPENDENT ON AND MAY HAVE DIFFICULTY RETAINING AND RECRUITING KEY PERSONNEL.

         We are highly dependent on our ability to retain our current personnel and to continue to attract and retain qualified personnel. We do not possess any key-man life insurance policies with respect to any significant employee. There is intense competition for qualified personnel and we may not be successful in our efforts to recruit and retain the required personnel.

WE FACE SUBSTANTIAL COMPETITION.

         The mutual fund distribution and investment management industries are intensely competitive and are undergoing substantial consolidations. Many organizations in these industries are attempting to market to and service the same clients as we do, not only with mutual fund investments and services but with a wide range of other financial products and services. Many of our competitors have more products and product lines, services, and may also have substantially greater assets under management and financial resources. Our competitors may also offer more attractive commission rates to individual financial planning firms. Many larger mutual fund complexes have developed relationships with brokerage houses with large distribution networks, which may enable these fund complexes to reach broader client bases.

THE TERMINATION OF OUR AGREEMENTS WITH THE FUNDS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

         A substantial portion of our revenues are derived from investment management agreements with the funds which may be terminated on 90 days' notice in the case of Metzler, Nordea or Threadneedle, 60 days' notice in the case of Templeton, 30 days in the case of Pioneer and at any time upon written notice to Alliance. Our agreement with M.M. Warburg expired in December 2001, but it was renewed for an additional year. The cooperation agreements with the financial planning firms may be terminated upon six weeks' notice to us. Any failure to renew or termination of a significant number of these agreements would have a material adverse effect on us.

WE ARE CONTROLLED BY THE BOARD OF MANAGEMENT, THE SUPERVISORY BOARD AND THEIR AFFILIATES.

         Our management and affiliates own 77,777.50 ordinary shares (which represent 3,111,100 ADSs) or 50.2% of the 6,200,000 outstanding ADSs (if all ordinary shares outstanding were converted into ADSs) and the ability of the holders of ADSs to influence us is limited by their minority positions, our organizational documents and German law. Under the German Stock Corporation Law, any minimum quorum requirements are to be established by a company in its organizational documents, and our SATZUNG does not require a quorum for the transaction of business at a meeting of holders of ordinary shares. As a result, our management and affiliates, if they act as a group, are able to elect the entire supervisory board and to control the vote on all matters submitted to a vote of our stockholders, including approval of significant corporate transactions involving an actual or potential change in control of us in which the stockholders might receive a premium for their ordinary shares above prevailing market prices.

WE SUBSTANTIALLY RELY ON ONE SINGLE FINANCIAL PLANNING FIRM FOR INVESTORS IN THE FONDS SPEZIAL DEPOT.

         For the year ended December 31, 2001, approximately 14.1% of the total amounts invested in the Fonds Spezial Depot were provided by investors referred to us by a single financial planning firm. Although we maintain a cooperation agreement with such financial planning firm, such agreement may be terminated by either party with six weeks' notice. The termination of the relationship with such financial planning firm, or any material change in the ownership, operation or investment strategy of such financial planning firm could have a material adverse effect on us.

WE COULD BE LIABLE FOR THE MISUSE OF INFORMATION IN THE HANDS OF OUR ADVISORS.

         We handle financial and personal information for investors in the funds and purchasers of other investment and insurance products. We may not be able to control the misuse of this information and the controls we have implemented to minimize the risk of misuse of such information may not be adequate and such taking or misuse may not be prevented. We could have liability in the event of such taking or misuse and could also be subject to regulatory sanctions. The insurance we maintain may not be maintained in the future or it may not be adequate to meet any future liability.

ITEM 4. INFORMATION ON THE COMPANY

         A. HISTORY AND DEVELOPMENT OF THE COMPANY

         We were organized as a stock corporation (AKTIENGESELLSCHAFT) under the laws of the Federal Republic of Germany and commenced operations in October 1991. The stockholders' resolution approving the incorporation was registered with the Commercial Register (HANDELSREGISTER) on that date and the incorporation was approved by the HANDELSREGISTER on December 2, 1991. Our principal office is located at Heerdter Landstrasse 193, 40549 Dusseldorf, Germany, and our telephone number is 011 49-211-56-5160.

         RECENT SIGNIFICANT DEVELOPMENTS

         None.

         CAPITAL EXPENDITURES

         Our principal capital expenditures for each of the years ended December 31, 1999, 2000 and 2001 have been for property and equipment, for which we have spent $84,689, $77,401 and $16,062 respectively.

         There are no principal capital expenditure projects in progress for the year ended December 31, 2002.

         B. BUSINESS OVERVIEW

         We act as a broker for the purchase, exchange and sale of shares of certain investment funds and fund-based life insurance to individual investors in Germany through cooperation agreements with 839 financial planning firms which have an aggregate of over 5,000 financial planners throughout Germany. We maintain selected dealer agreements with each of

         o Templeton Global Strategic Services (Deutschland) GmbH, which we refer to as the Templeton Funds,

         o Pioneer Funds Distributor, Inc., which we refer to as the Pioneer Funds,

         o Alliance Capital Management L.P., which we refer to as the Alliance Funds,

         o Threadneedle Portfolio Services Limited/Threadneedle Investment Services Limited London, which we refer to as the Threadneedle Funds,

         o Metzler Servicegesellschaft fur Vertriebs Partner GmbH Frankfurt, which we refer to as the Metzler Funds,

         o M.M. Warburg & Co. Funds-Vertieb GmbH Hamburg which we refer to as the Warburg Funds,

         o Nordea Investment Funds S.A. Luxemburg (formerly Frontrunner Management Company S.A. Luxemburg), which we refer to as the Nordea Funds,

         o Fleming Fund Management (Luxemburg) S.ar.l., which we refer to as the Fleming Funds,

         o Frankfurt Trust Investment GmbH, which we refer to as the Frankfurt Trust Fund,

         o        AXA Funds-Trust GmbH, which we refer to as the AXA
                  Funds-Trust,

         o Fidelity Investment Services GmbH, which we refer to as the Fidelity Funds,

         o Baring Global Fund Managers United, which we refer to as the Baring Funds,

         o        Activest Investmentgesellschaft GmbH & Activest
                  Investmentgesellschaft Luxemburg, S.A., which we refer to as the Activest Funds, and

         o ADIG Allgemeine Deutsche Investment GmbH, which we refer to as or ADIG Funds.

which provide us with non-exclusive rights to broker the shares of these funds in countries in which the funds are authorized for public sale and we maintain the requisite licenses and permits necessary to perform brokerage activities.

         We place orders directly with the funds for their shares and tender shares directly to the funds or their agents for redemption. Each sale or redemption of fund shares is completed in accordance with the terms and conditions of the applicable selected dealer agreement, and is effective only upon confirmation and acceptance by such fund. Although German law does not prohibit the financial planning firms from purchasing shares directly from the funds, the financial planning firms elect to purchase the shares from us because each single financial planning firm is generally unable to meet the minimum purchase requirements (generally $1.0 million in annual sales) required to purchase the shares directly from the funds. We provide the financial planning firms with information on the funds, including currently valid prospectuses, the most recently published annual financial report and the subsequent semi-annual financial report of the funds at no cost. We also conduct periodic product information seminars and attend industry fairs for financial planning firms selling the shares to individual investors. We provide the funds with information on general market developments, competitive conditions and investment expectations of potential investors. We believe that there are four other mutual fund brokerage companies in Germany which offer services which are similar to those offered by us.

         We receive commissions from the sale of interests in the funds in accordance with our selected dealer agreements with each fund and may also receive a quarterly fee from each fund from time to time based upon the aggregate amount then invested in such fund by our customers. The financial planning firms receive a portion of the commissions received by us from the funds for the sale of the fund shares to individual investors. As of December 31, 2001, amounts invested in the funds as a result of sales through us aggregated $37.03 million (DM 81.38 million), which represents 13,423 accounts, compared to $32.1 million (DM 66.60 million), which represent 9,035 customer accounts as of December 31, 2000. In certain cases, investors enter into agreements pursuant to which they commit to make periodic investments over a specified number of years. As of December 31, 2001, these commitments aggregated $71.3 million (DM 159.67 million), compared to $44.43 million (DM 92.29 million) as of December 31, 2000. These commitments may be terminated at any time by the investor without penalty.

         We have an exclusive sales agreement with the Fonds Spezial Depot, a partnership (a GESELLSCHAFT DES BURGERLICHEN RECHTES, or GbR) organized under the laws of Germany which invests in mutual funds. We also act as the administrator, general manager and portfolio manager for the Fonds Spezial Depot. Certain of the mutual funds in which the partnership invests have minimum purchase requirements higher than the amount typically invested by individuals with limited funds available for investment. We therefore believe that investment in the Fonds Spezial Depot is attractive to small investors as it permits both access to investment funds not otherwise available to them and also permits greater diversification of small investments than would otherwise be impractical for small investors. As of December 31, 2001, we administered investments totaling $10.05 million (DM 22.08 million) in 3,574 individual investment accounts in Fonds Spezial Depot, compared to $10.43 million (DM 21.66 million) in 3,200 individual investment accounts as of December 31, 2000. In certain cases, these investors have entered into agreements to make additional monthly contributions which aggregated $19.22 MILLION (DM 42.24 million) as of December 31, 2001, compared to $16.4 million (DM 33.98 million) as of December 31, 2000. An investor may terminate this commitment for a fee of $96 (DM 200).

         We also intend to diversify the financial products we offer. We have entered into an agreement with an insurance company to sell fund-based life insurance to our targeted customers. In addition, we have entered into an agreement with Skandia Lebensversicherungen AG, which provides for us to distribute fund-based life insurance under the brand "Incam Funds Police" through our independent financial planners which are then processed by Skandia.

         We are not licensed as a United States broker/dealer and are prohibited from acting as a broker for the sale of the funds or the Fonds Spezial Depot to legal entities, citizens or residents of the United States.

         The independent financial planners selling the funds and the Fonds Spezial Depot target customers who reside in both metropolitan areas and rural communities. We believe that we benefit from the industry trend toward "assisted sales"--sales of mutual fund products through sales persons--driven by the array of options now available to investors and the need for financial planning advice that has resulted from the recent increase in the average household's financial assets, the increasing number of Germans in the 45-64 age bracket and the increased perception in Germany of the inadequacy of national retirement savings programs. As of June 6, 2002, there were 88 very large groups, 5,433 medium size groups and 19,792 small groups of independent financial planners operating in Germany. The smaller groups are our primary target market.

         We also intend to diversify the financial products we offer. For the year ended December 31, 2001, we received 74% of our revenues from commissions earned on the sale of shares in the funds and the Fonds Spezial Depot. For the year ended of December 31, 2001, we received 98% of our revenue from commissions earned on the sales of shares in the funds and the Fonds Spezial Depot, administration fees from the Fonds Spezial Depot, commissions from Online Securities, Inc. and commissions from three insurance firms.

         The predominant style of the mutual funds sold by us are growth equity funds. As of December 31, 2001 approximately 90% of the investments sold by us were growth equity funds and the remainder in fixed income and money market funds. While capable of high rates of returns and capital appreciation, investments in equity growth funds involve a higher degree of risk than fixed income or money market funds.

         According to the German government statistics office, the number of Germans between the ages of 45 and 64 will grow from 21 million in 1997 to 26 million in 2007. We believe that Germans are increasingly supplementing traditional sources of retirement income with self-directed investments. We believe that both these demographic trends and shifts in attitude toward retirement savings will continue to support increased consumer demand for investment in the funds and the Fonds Spezial Depot. We also believe that offering investments in both the funds and the Fonds Spezial Depot position make our products attractive to a broad range of age and economic groups.


SALES OF FUNDS

         COMMISSIONS. Pursuant to the selected dealer agreements, we receive a commission based upon the purchase of mutual fund shares sold through our independent representatives. Purchasers are charged carrying fees by the funds based upon their investment which fees may be as high as 6.5%. A portion of these fees is paid to us, typically quarterly, from which we are responsible for payments to the independent representatives. Although the amount of the fees retained by us varies among the three funds, it ranges from a minimum of 1% to a maximum of 2.5% of the amount of the purchase by the investor. We receive a quarterly fee from the funds based upon the amount invested in such fund as a result of sales through us. These are up to 0.75% per annum and are typically retained in full by us.

         ALLIANCE. We maintain a selected dealer agreement with Alliance and receive commissions from the sale of shares of 22 Alliance Funds in the form of front-end sales charges and contingent deferred sales charges, in amounts agreed to between Alliance and us. Alliance supplies prospectuses, reasonable quantities of reports to shareholders, supplemental sales literature and sales bulletins as issued. We distribute these sales materials to the financial planning firms, and may not use any other advertising or sales materials unless approved by Alliance in advance. Either party may terminate the selected dealer agreement upon written notice.

         TEMPLETON. We maintain a selected dealer agreement with Templeton, and receive commissions from the sale of shares of 39 Templeton Funds. The amount and timing of the commission payments from Templeton vary according to the type of investment (lump sum vs. monthly contractual commitments) and type of fund (Growth Fund, Global Strategy Fund or Smaller Companies Fund). We are paid a quarterly service commission ranging from an annual rate of 0.10% to 0.25% on the average daily net inventory value of the investment units for which we are the registered broker. Commissions on the sales on most funds are payable in U.S. dollars. The payment of this service commission may be terminated by resolution of a majority of the management board of the fund or by the holders of a majority of the outstanding investment units. The selected dealer agreement is indefinite in term, but may be terminated by either of the parties with sixty day's notice.

         PIONEER. We maintain three selected dealer agreements with Pioneer, and receive commissions from the sale of shares of 42 Pioneer Funds. The amount and timing of the commission payments from Pioneer vary according to the investment amount and type of fund, and range from 2.0% to 5.75% of the investment amount. Annual sales service fees range from 0.10% to 0.25% of the average daily net inventory value of the fund units sold by us which have been owned at least twelve months by the investor. All commissions payable by Pioneer are payable in German Marks. The contract may be terminated by either party with one month's written notice.

         THREADNEEDLE. We maintain a selected dealer agreement with Threadneedle and receive commissions from the sale of 24 Threadneedle Funds. The amount and timing of the commission payments from Threadneedle vary according to the investment amount and type of fund and range from 0.5% to 1.5%. We also receive front-end load fees which range from 0.0% to 5.0%.

         METZLER. We maintain a selected dealer agreement with Metzler and receive commissions from the sale of 13 Metzler Funds. The amount and timing of the commission payments from Metzler vary according to the investment amount and type of fund and range from 0.24% to 1.25%. We also receive front-end load fees which range from 0.0% to 6.0%.

         M.M. WARBURG. We maintain a selected dealer agreement with Warburg and receive commissions from the sale of 21 Warburg Funds. The amount and timing of the commission payments from Warburg vary according to the investment amount and type of fund and range from 0.15% to 1.75%. We also receive front-end load fees which range from 0.0% to 6.0%.

         NORDEA. We maintain a selected dealer agreement with Nordea and receive commissions from the sale of 30 Nordea Funds. The amount and timing of the commission payments from Nordea vary according to the investment amount and type of fund and range from 0.5% to 1.5%. We also receive front-end load fees which range from 3.0% to 5.0%.

         FLEMINGS (FLEMING FUND MANAGEMENT (LUXEMBOURG) S.AR.L.) We maintain a selected dealer agreement with Flemings and receive commissions from the sale of 85 Fleming Funds. The amount and timing of the commission payments from Flemings vary according to the investment amount and type of fund and range from 0.20% to 2.43%. We also receive front-end load fees which range from 4.00% to 4.50%.

         FRANKFURT TRUST INVESTMENT-GMBH. We maintain a selected dealer agreement with Frankfurt Trust receive commissions payments from the sale of 34 Frankfurt Trust Funds. The amount and timing of the commission payments from Frankfurt Trust vary according to the investment amount and type of fund and range from 0.10% to 0.35%. We also receive front-end load fees which range from 2.70% to 4.50%.

         AXA FONDS-TRUST GMBH We maintain a selected dealer agreement with AXA Fonds-Trust and receive commissions from the sale of 20 AXA Fonds-Trust. We receive front-end load fees which range from 76.923% to 80.128%.

         FIDELITY INVESTMENT SERVICES GMBH We maintain a selected dealer agreement with Fidelity and receive commissions from the sale of 52 Fidelity Funds. The amount and timing of the commission payments from Fidelity vary according to the investment amount and type of fund and range from 0.00% to 0.50%. We also receive front-end load fees which range from 3.00% to 4.50%.

         BARING GLOBAL FUND MANAGERS LIMITED We maintain a selected dealer agreement with Baring and receive commissions from the sale of 30 Baring Funds. We receive front-end load fees which range from 0.00% to 4.25%.

         ACTIVEST INVESTMENTGESELLSCHAFT MBH & ACTIVEST INVESTMENTGESELLSCHAFT LUXEMBOURG S.A. We maintain a selected dealer agreement with Activest and receive commissions from the sale of 96 Activest Funds. We receive front-end load fees which range from 3.82% to 4.775%.

         ADIG ALLGEMEINE DEUTSCHE INVESTMENT GMBH. We maintain a selected dealer agreement with ADIG and receive commissions from the sale of 74 ADIG Funds. The amount and timing of the commission payments from ADIG vary according to the investment amount and type of fund and range from 0.25% to 0.60%. We also receive front-end load fees which range from 0.86% to 4.76%.

         REGULATIONS. Amendments to the German Banking Act (the KREDITWESENGESETZ, or KWG), and the German Securities Act (the WERTPAPIERHANDELSGESETZ ("WpHG")) became effective on January 1, 1998. Although we are not deemed under these amendments to be performing services which require a valid banking license, other provisions of the German Banking Act are applicable to us as an "investment service institution." As an investment service institution, we are supervised by the BUNDESAUFSICHTSAMT FUR DAS KREDITWESEN, or BAK, and are generally required to hold an investment service license which is essentially equivalent to a banking license. The Act, however, provides that entities such as ours which carried permissible investment service activities prior to January 1, 1998, may continue to perform such services without immediate compliance with all of the provisions of the new laws.

         Pursuant to the 1998 law, we have filed with the BAK and the applicable State Reserve Bank, or the Landeszentralbank, a first notice listing those investment service activities in which we had permissibly engaged prior to January 1, 1998. We have received confirmation of the filing and have filed the required supplementary notice. Therefore, the license was deemed to be granted as of January 1, 1998. This supplementary notice is essentially equivalent to an application for an investment service license.

         We currently have registered capital in excess of that amount.

         Certain standards are established by the law for members of the Boards of Management of holders of investment service licenses. Excluded from service are individuals who have committed certain criminal offenses, those who have violated any laws regarding management or individuals whose private or business behavior indicates that they are not appropriate for service on a board of management. Members of the board of management are also required to have certain professional qualifications. We are currently in compliance with these provisions and do not anticipate any difficulty in complying with these provisions in the future.

         The Act also requires investment service institutions to implement appropriate provisions for administration and control of risks, internal controls and financial reporting. Investment service institutions must submit monthly reports to the German Federal Reserve Bank regarding their business activities. In addition, we are now also supervised by the BUNDESAUFSICHTSAMT FUR DEN WERTPAPIERHANDEL which provides market supervision to safeguard the integrity of the capital markets. Again, we do not anticipate difficulty in complying with any of these requirements.

         On January 1, 1995, a law (WERTPAPIERHANDELSGESETZ) was passed establishing a Federal Supervisory Office for Securities Trading. The law codified case law prohibitions on insider trading and the purchase or sale of securities by those with knowledge not available to the general public. Under the law, issuers must promptly disclose nonpublic information if the same is likely to significantly impact the price of an issuer's securities. The law applies only to securities admitted for official trading or over the counter trading at a German exchange (or a similar exchange in the European Union). Our securities are not currently traded on such exchanges and it is unknown if a court will apply principles similar to the law to our securities.

         In addition, under the law, acquisition or disposition of various levels of ownership of the outstanding securities of an issuer officially listed at a stock exchange must be reported to the issuer and the Federal Supervisory Office. Those provisions will not be applicable to our ordinary shares and disclosure with respect to ownership of our ordinary shares will only be required by those holding over 25% of the shares.

FONDS SPEZIAL DEPOT GBR

         Fonds Spezial Depot GbR was organized in 1994, as a partnership under the German Civil Code (GESELLSCHAFT BURGERLICHEN RECHTS, OR GBR). Funds invested in the partnership are paid into a depository bank account with Gries & Heissel Bank, which account is maintained on behalf of all of the partners.

         Pursuant the terms of the partnership agreement, we enter into a portfolio management agreement with each investor and manage the portfolio on behalf of and for the accounts of each partner as opposed to managing on behalf of the partnership. The partnership is not registered or licensed, as it is not deemed to be an investment company under applicable German law. We have received confirmation from the applicable regulatory authority in Germany, the BAK, confirming that this authority does not consider the German Investment Company Act to be applicable to the partnership.

         An investor may become a partner in the Fonds Spezial Depot by investing at least $966 (DM 2,000), or agreeing to contribute at least $24 (DM
50) per month for a term of ten years, provided that such investor acknowledges in the subscription agreement that such interest will be held in his private assets for tax purposes. The decision to accept such investor is wholly within the discretion of the Fonds Spezial Depot. An investor may terminate his or her interest in the partnership, provided that he or she gives written of termination notice at least six weeks prior to the end of a calendar quarter. The investor is charged a fee of $97 (DM 200) plus any value added tax as a processing fee.

         We act as the exclusive sales agent for the Fonds Spezial Depot and receive a sales commission which ranges from 7.5% of the amount purchased for investments of $48,144 (DM 100,000) or less, to 1% for purchases in excess of $481,440 (DM 1,000,000). A portion of these amounts, ranging from 5.0% for investments of $48,144 (DM 100,000) or less to 0.65% for investments in excess of $481,440 (DM 1,000,000), is paid to the independent representative responsible for the sale. For the years ended each of December 31, 1999, 2000 and 2001, approximately $127,000, $113,915 (DM 241,329) and $188,520 (DM
414,236), or 26%, 22% and 14.1% of the commissions paid by us to independent advisers for investments in the Fonds Spezial Depot, were paid to one financial planning firm. We estimate that approximately 98% of all investments in the Fonds Spezial Depot are under $48,144 (DM 100,000).

         We receive an administrative fee of 3.24% per annum of the amounts invested in the Fonds Spezial Depot calculated and paid on a monthly basis. Of this amount, 0.8% per annum is paid to the custodian of the Fonds Spezial Depot on the first DM 10 million of assets in custody and 0.6% on any amounts in excess of $4,814,405 (DM 10 million). As administrator of the Fonds Spezial Depot, we perform the following services: preparation of customer confirmations of transactions, information for partners' meetings, supervision of accounting and coordination among legal advisers, trustees, tax accountants and auditors.

         A vote of the holders of at least 75% of the partnership capital is required to: appoint or dismiss the managing officers, modify the Fonds Spezial Partnership Agreement or dissolve the partnership.

SALES OF LIFE INSURANCE POLICIES


     AEGON. We have entered into a sales agreement to distribute the fund-based life insurance products of AEGON, a Dutch insurance company. In Germany, the AEGON fund-based life insurance policies are marketed through the labels "MONEYMAXX", "MONEYPLAN" and "MONEYMAXX FAMILY".


     HANSE MERKUR. We have entered into a sales agreement to distribute a private life insurance products of Hanse Merkur, a German insurance company. In Germany, the Hanse Merkur private life insurance policies are marketed through the labels "Pro Fit Invest".


     SKANDIA. We have a contractual agreement with Skandia Lebensversicherung AG Berlin, a German life insurance company, whereby we offer a fund-based life insurance under our own brand name using the insurance tariff from Skandia. We receive fees from the sale of these policies. With these policies, a policyholder may create an individual portfolio out of more than 40 mutual funds or to choose a given portfolio managed by Union Bank of Switzerland categorized by various risk levels: conservative, growth, dynamic or speculative.

MARKETING

         COOPERATION AGREEMENTS. We market through a network of independent financial planners, with whom we maintain a standard cooperation agreement. As of December 31, 2001, 839 independent firms were within the network, compared to 746 independent firms as of December 31, 2000. These financial advisers employ over 5,000 fund advisers, or representatives, as of December 31, 2001, compared to 4,300 representatives as of December 31, 2000, and were located primarily in smaller metropolitan areas.

         Pursuant to the cooperation agreements with the financial planning firms, we provide various technical and sales support services to the independent sales force in an effort to make them more competitive and our products more attractive. The cooperation agreement provides that each financial planning firm is to market the financial products offered by us to individual client investors. We provide to the representatives, without charge, monthly newsletters highlighting new products offered by us and new developments in the types of financial products offered by us. We believe that keeping our representatives aware of product developments enhances the ability of the representatives to compete and makes our products more attractive to them.

         We also provide to our representatives, without charge, computer software to assist the representatives in planning for their clients. The software provides an ability to value a client's assets and to calculate retirement value of varying amounts of investments at different interest rates. We also provide assistance in the selection of types of investments suitable to meet the objectives of the client of the representative.

         We recruit representatives through advertising in trade publications, personal contacts, and attendance at trade shows. We provide free of charge to our active distribution partners a software for evaluating their customer's mutual fund accounts through the Internet. The system is named SAFIS, or sales agent fund information system. After receiving a login and a password generated by us, the users are able to review certain information regarding their customers' accounts, such as the customer's account history, the actual amount and price of holdings and the total amount of their customer's portfolios.

         We also developed a system for our distribution partners and other individual partners allowing them to use financial planning tools through the Internet. After paying an annual fee to us, the partner is granted access to the system, whereby he is guided through an extensive interview for entering his or her customer's data. He then receives a completely personalized customer analysis of such data, along with a recommended financial planning portfolio for the customer.

         The financial planning firms have non-exclusive relationships with us, and may not advertise or market themselves under our name. The financial planning firms in turn receive a portion of the sales commissions received by us from the funds. The cooperation agreements may be terminated by either party without cause with six weeks' written notice from the end of a calendar quarter.

UNITED STATES REGULATION

         The securities industry is one of the nation's most extensively regulated industries. The Securities and Exchange Commission is responsible for carrying out the federal securities laws and serves as a supervisory body over all national securities exchanges and associations. The regulation of broker-dealers has to a large extent been delegated, by the Federal securities laws, to self-regulatory organizations. These self regulatory organizations include all the national securities and commodities exchanges, the NASD and the Municipal Securities Rulemaking Board. Subject to approval by the SEC, these self regulatory organizations adopt rules that govern the industry and conduct periodic examinations of the operations of certain of our subsidiaries.

         Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure of securities firms, record-keeping, and the conduct of directors, officers and employees. Violation of applicable regulations can result in the revocation of broker-dealer licenses, the imposition of censures or fines, and the suspension or expulsion of a firm.

         As a broker-dealer registered with the SEC and as a member firm of the NASD, New York Broker, Inc. is subject to the net capital requirements of the SEC and the NASD. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements, that each firm is required to maintain and also limit the amount of leverage that each firm is able to obtain in it respective business.

         "Net Capital" is essentially defined as net worth (assets minus liabilities, as determined under generally accepted accounting principles), plus qualifying subordinated borrowings, less the value of a broker-dealer's assets that are not readily convertible into cash (such as goodwill, furniture, prepaid expenses and unsecured receivables), and further reduced by certain percentages (commonly called "haircuts") of the market value of a broker-dealer's positions in securities and other financial instruments.

         The SEC's capital rules also (i) require that broker-dealers notify it, in writing, two business days prior to making withdrawals or other distributions of equity capital or lending money to certain related persons if those withdrawals would exceed, in any 30-day period, 30% of the broker-dealer's excess net capital, and that they provide such notice within two business days after any such withdrawal or loan that would exceed, in any 30-day period, 20% of the broker-dealer's excess net capital, (ii) prohibit a broker-dealer from withdrawing or otherwise distributing equity capital or making related party loans if after such distribution or loan the broker-dealer has net capital of less than $300,000 or if the aggregate indebtedness of the broker-dealer's consolidated entities would exceed 1,000% of the broker-dealer's net capital and in certain other circumstances, and (iii) provide that the SEC may, by order, prohibit withdrawals of capital from a broker-dealer for a period of up to 20 business days, if the withdrawals would exceed, in any 30-day period, 30% of the broker-dealer's excess net capital and if the SEC believes such withdrawals would be detrimental to the financial integrity of the firm or would unduly jeopardize the broker-dealer's ability to pay its customer claims or other liabilities.

         Compliance with regulatory net capital requirements could limit those operations that require the intensive use of capital, such as underwriting and trading activities, and also could restrict our ability to withdraw capital from our affiliated broker-dealers, which in turn could limit our ability to pay dividends, repay debt and redeem or repurchase shares of our outstanding capital stock.

         We believe that at all times New York Broker, Inc. has been in compliance in all respects with the applicable minimum net capital rules of the SEC and the NASD. As of December 31, 2001, New York Broker Inc. was subject to the $100,000 net capital requirement of SEC Rule 15c 3-1 which requires the maintenance of at least $120,000 of net capital under SEC Rule 17a-11. As of December 31, 2001, New York Broker, Inc. had total net capital of approximately $127,000.

         A failure of a broker-dealer to maintain its minimum required net capital would require it to cease executing customer transactions until it came back into compliance, and could cause it to lose its NASD membership, its registration with the SEC or require its liquidation. Further, the decline in a broker-dealer's net capital below certain "early warning levels," even though above minimum net capital requirements could cause material adverse consequences to the broker-dealer.

COMPETITION

         As indicated above, we are subject to substantial competition in all aspects of our business. We compete with banks and insurance companies that distribute their own fund shares through a variety of methods, including branch office networks, affiliated and unaffiliated sales forces, broker-dealers and direct sales to the public of shares offered at low or even no sales charge. Many of these competitors offer other financial products in all aspects of their business. Many are larger than us and have greater resources and offer a wider array of financial services and products. Competition is based on the methods of distribution of fund shares, the ability to obtain for distribution or develop investment products for certain segments of the market, the ability to meet the changing needs of investors, the ability to develop or distribute funds which achieve superior investment performance, and the success of attracting and retaining independent sales groups.

         Although German law does not prohibit the financial planning firms from purchasing shares directly from the funds, the financial planning firms elect to purchase the shares from us because each single financial planning firm is generally unable to meet the minimum purchase requirements (generally $1.0 million annually required to purchase the shares directly from the funds). We believe that competition in the mutual fund distribution industry will increase as a result of the attractive alternative mutual funds offered for long-term savings, the harmonization of EC regulations (UCITS) which permit funds registered in one EC member country to be sold in another with only minimal registration requirements, and as a result of the consolidation and acquisition activity within the industry. In addition, barriers to entry to the sales of investment funds are relatively few, and we thus anticipate that we will face a growing number of competitors. We believe that there are four other mutual fund companies in Germany which offer services similar to those offered by us.

         The distribution of mutual fund products has undergone significant developments in recent years, which has increased the competitive environment in which we operate. These developments include growth in the number of mutual funds; growth in the number of distributors and distribution channels; introduction of service fees payable to broker-dealers that provide continual service to clients in connection with their mutual fund investments; and development of complex distribution systems with multiple classes of shares.

         Our sales groups with which we work compete primarily with the distribution systems of banks and insurance companies and other sales groups. The sales group market in Germany is extremely fragmented, consisting of 88 larger sales groups, 5,433 medium-sized groups and approximately 19,792 smaller sales groups.

         C. ORGANIZATIONAL STRUCTURE

         We are a stock corporation (AKTIENGESELLSCHAFT or AG) organized under the laws of the Federal Republic of Germany. In July 2000 we purchased 1,078,801 shares of the common stock, and all of the outstanding preferred shares of New York Broker, Inc., a United States based broker-dealer and a member of the National Association of Securities Dealers, Inc. located in Herndon, Virginia, representing 42.4% of the outstanding common stock of that company.

         In July 2000, we purchased 551,778 shares of common stock of Online Securities Holding, Inc., representing 2.6% of the outstanding capital stock of that company. Online Securities Holding, Inc. has two wholly-owned subsidiaries, Online Securities, Inc., located in Herndon, Virginia and Online Securities Services GmbH, located in Frankfurt, Germany. These two operating subsidiaries were formed to bring Internet investing services to German institutional and retail investors. Online Securities, Inc. also provides clearing and execution services in the United States for non-futures transactions. In July 2001, we received 251,801 shares of common stock of Online Securities Holding, Inc., representing 1.2% of the outstanding capital stock of that company, in exchange for our forgiveness of a loan (including accrued interest thereon) in the amount of approximately $150,000. At the end of 2001, we owned an aggregate of 803,579 shares, including the shares purchased in 2000.

         We granted New York Broker Deutschland an option to repurchase all or a portion of the shares of New York Broker, Inc. at a premium of 5% per annum over the price per share paid by us. This option is exercisable until June 30, 2002. New York Broker Deutschland also granted us the right to sell the shares back to New York Broker Deutschland or a third party designated by New York Broker

Deutschland at a premium of 5% per annum over the purchase price paid by us. This option also expires on June 30, 2002. Hartmut Bergmann, the former chairman of our board of management and our principal stockholder is the principal stockholder of New York Broker Deutschland AG.

         We also granted New York Broker Deutschland an option to repurchase all or a portion of the shares of Online Securities Holding, Inc. at a premium of 5% per annum over the price per share paid by us. This option is exercisable until June 30, 2002. New York Broker Deutschland also granted us the right to sell the shares back to New York Broker Deutschland or a designated third party a premium of 5% per annum over the purchase price paid by us. The option also expires on June 30, 2002.

         D. PROPERTY, PLANTS AND EQUIPMENT

         We lease 630 square meters of office space located in Dusseldorf, Germany. The lease expires on December 31, 2003, and the rent is approximately $8,100 per month. We believe that this facility will be adequate for our foreseeable needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

         This Report contains certain "forward-looking statements" which represent our expectations or beliefs, including, but not limited to, statements concerning anticipated sales of our products. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control. We caution that a variety of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this Report. Such factors include risk of decline in the securities markets, our dependence on fund performance, the concentration of investments in equity growth funds, our ability to retain and recruit key employees, and the competition within the mutual fund distribution, investment management industry and the other risks and uncertainties described elsewhere in this Report and in our other filings with the Securities and Exchange Commission.

OPERATING RESULTS

OVERVIEW
         Our revenues are largely dependent on the total value and composition of the shares of the funds and the Fonds Spezial Depot sold by the independent financial advisers. Commissions, our most substantial source of revenue, are affected by sales levels, financial market conditions, redemptions and the composition of assets. The products sold have various sales charge structures, and the revenues received from the sale of products will vary based on the type and amount sold. Some funds have a front-end load sales charge (sales charges are paid on purchase of fund shares) or no load sales charge (no sales charges are related to purchase of fund shares) while the funds have a contingent deferred sales charge (sales charges are paid upon redemption of fund shares within specified periods). We are not licensed as a United States broker/dealer and are prohibited from selling shares of the funds to legal entities, citizens or residents of the United States.

         We also receive fees for the administrative services that we provide for the Fonds Spezial Depot. Such fees are based upon the amounts invested in the Fonds Spezial Depot and are therefore subject to many of the factors discussed in the preceding paragraph.

         Expenses consist of compensation and related cost expenses, general and administrative expenses, and depreciation and amortization. Distribution expenses include sales commissions and related amounts paid to financial advisers, various expenses associated with product promotion, expenses associated with education and training of financial advisers, and other marketing costs. Compensation and related costs reflect the compensation and benefits for shareholder service, and administrative personnel.

         We do not believe that there are any pertinent governmental, economic, fiscal, monetary, or political policies or factors that have materially affected or could materially affect, directly or indirectly, our operations or investments by United States citizens or residents.

         We do not engage in any hedging activities to minimize exchange rate fluctuations.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain items included in our statements of operations:


                                                            1999           2000           2001
                                                            -----          -----          -----
Commissions........................................          38.4%          55.9%          73.8%
Commissions - related parties......................           8.4           10.5            8.6
Administration fees................................          22.5           16.2           15.2
Interest income....................................           6.7            4.7            3.2
Net (Losses) of gains on securities sold...........          (2.5)           6.4           (6.0)
Other income.......................................          26.5            6.3            5.2
Total revenues.....................................         100.0%         100.0%         100.0%
                                                            -----          -----          -----
Commission expense.................................          27.5           40.2           57.0
General and administrative expenses................          67.1           47.9           52.9
Interest...........................................           0.0            0.0            0.0
Occupancy..........................................           7.5            4.1            4.2
Depreciation.......................................           2.8            1.5            1.5
                                                            -----          -----          -----
Operating income (loss)............................          (5.0)%         (6.4)%        (15.5)%
                                                            =====          =====          =====


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         Commission revenues, including related party commission revenues, increased by $164,637 or 9.3% to $1,939,191 in the year ended December 31, 2001 from $1,774,554 in the year ended December 31, 2000, primarily due to a broader client base and the introduction of new products in 2001.

         Administration fees decreased by $75,652 or 17.5% to $356,581 in the year ended December 31, 2001 from $432,233 in the year ended December 31, 2000. The decrease was primarily attributable a decrease, due to market conditions in the amount of funds under management in 2001.

         Interest income decreased by $49,587 or 39.4% to $76,183 in the year ended December 31, 2001 from $125,770 in the year ended December 31, 2000 as a result of a decrease on the return on invested assets.

         Other Income, including other income related party, decreased $135,723 or 80.0% to $33,771 in the year ended December 31, 2001 from $169,494 in the year ended December 31, 2000 primarily as a result of gains related to currency exchange rates in 2000 which did not reach the same level in 2001 and reduced payments from an affiliate related to shared costs.

         Commission expense increased by $265,124 or 24.7% to $1,339,715 for the year ended December 31, 2001 from $1,074,591 for the year ended December 31, 2000. Commission expense increased principally as a result of an increased number of agents and new contracts, primarily life insurance related which yielded higher percentage commissions per contract.

         General and administrative expenses decreased by $34,342 or 2.7% to $1,244,823 for the year ended December 31, 2001 from $1,279,165 for the year ended December 31, 2000. The decrease was primarily the result of a decrease in marketing and advertising expenses.

         Occupancy expenses decreased by $10,403 or 9.6% to $97,958 in the year ended December 31, 2001 from $108,361 for the year ended December 31, 2000. The decrease is attributable to a decrease in certain variable occupancy costs in 2001.

         Depreciation expense decreased by $4,380 or 11.3% to $34,421 in the year ended December 31, 2001 from $38,801 for the year ended December 31, 2000. The decrease was related to the diminishing effect of acceleration methods on older assets.

         Other expenses increased by $1,609,585 or 361.4% to 2,054,988 in the year ended December 31, 2001 from $445,403 in the year ended December 31, 2000. The increase was primarily attributable to write downs of investments accounted for on the cost method totaling $1,545,594 and write down of equity method investments in the amount of $509,394. These write downs were made to reflect changes in the value of these investments.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         Commission revenues, including related party commission revenues, increased by $900,377 or 103.0% to $1,774,554 in the year ended December 31, 2000 from $874,177 in the year ended December 31, 1999, primarily due to an increase in the number of clients and an increase in the number and type of investment products offered.

         Administration fees increased by $12,728 or 3.1% to $432,233 in the year ended December 31, 2000 from $419,505 in the year ended December 31, 1999. The increase was primarily attributable to an increase in the number of clients and fund assets under management in the Fonds Spezial Depot.

         Interest income increased slightly by $143 to $125,770 in the year ended December 31, 2000 from $125,627 in the year ended December 31, 1999 as a result of a decrease in the principal invested in interest-bearing assets.

         Commission expense increased by $561,576 or 109.5% to $1,074,591 for the year ended December 31, 2000 from $513,015 for the year ended December 31, 1999. Commission expense increased principally as a result of an increase in the amounts paid to financial planners as a result of the increase in commission revenues.

         General and administrative expenses increased by $25,659 or 2.0% to $1,279,165 for the year ended December 31, 2000 from $1,253,506 for the year ended December 31, 1999. The increase was the result of increased employee compensation and benefit and increased communication and data processing expenses, which were partially offset by decreased marketing and advertising expenses.

         Occupancy expenses decreased by $32,366 or 23.1% to $108,361 in the year ended December 31, 2000 from $140,727 for the year ended December 31, 1999. The decrease is attributable to an absence of repair and maintenance costs in the year ended December 31, 2000.

         Depreciation expense decreased by $14,215 or 26.8% to $38,801 in the year ended December 31, 2000 from $53,016 for the year ended December 31, 1999. The decrease was related to the diminishing effect of acceleration methods on older assets.

EFFECTS OF INFLATION

         Our assets are not significantly affected by inflation. However, the rate of inflation affects our expenses, such as employee compensation, office space leasing costs and communications charges, which may not be readily recoverable in the prices of products and services offered by us.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In August 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). The Statement requires that long-lived assets to be disposed of other than by sale be considered held and used until they are disposed of. SFAS No. 144 requires that long-lived assets to be disposed of by sale be accounted for under the requirements of SFAS No. 121. SFAS No. 121 requires that such assets be measured at the lower of carrying amounts or fair value less cost to sell and to cease depreciation (amortization). SFAS No. 144 requires a probability-weighted cash flow estimation approach in situations where alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or range of possible future cash flow amounts are estimated. As a result, discontinued operations will no longer be measured on a net realizable basis, and future operating losses will no longer be recognized before they occur. Additionally, goodwill be removed from the scope of SFAS No. 144. As a result goodwill will no longer be required to be allocated to long-lived assets to be tested for impairment. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those financial years. We are currently in the process of evaluating the effect this new standard will have on its consolidated financial position or result of operation.

         On August 15, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for financial statements issued for fiscal years beginning after June 15, 2002. An entity shall recognize the cumulative effect of adoption of SFAS No. 143 as a change in accounting principle. The Company is not currently affected by this Statement's requirements.

         In June 2001, the FASB issued SFAS No. 141 ("SFAS 141"), "Business Combinations", and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets"', collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, "Business Combinations". SFAS 141(1) requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provides specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) requires that unamortized negative goodwill be written off immediately as an extraordinary gain. SFAS 142 supersedes APB 17, "Intangible Assets", and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires testing of goodwill and indefinite-lived intangible assets on an annual basic for impairment (and more frequently if the occurrence of an event or circumstance indicates an impairment), (3) requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) removes the forty-year limitation on the amortization period of intangible assets that have finite lives. The provisions of the Standards also apply to equity-method investments made both before and after June 30, 2001. SFAS 141 requires the unamortized deferred credit related to an excess over cost arising from an investment acquired prior to July 1, 2001 accounted for using the equity method (equity-method negative goodwill), must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off immediately and recorded as an extraordinary gain. The adoption of SFAS 141 did not have a material impact on the Company's financial statements. The Company will adopt SFAS 142 on January 1, 2002. The Company does not believe that the adoption of the SFAS 142 will have significant impact on its results of operations or financial position.

         In April 2002 the FASB issued SFAS 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FSAB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4 which required that gains or losses on extinguishment of debt be recorded as extraordinary items. SFAS 145 is not expected to have a material impact on our financial statements.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash of $336,229 was used by operating activities in the year ended December 31, 2001 as compared to the $67,780 used by operating activities in the year ended December 31, 2000. The use of cash in 2001 reflected increases in operating expenses, increases in accounts receivable and decreases in accounts payable.

         Net cash of $9,473 was used in investing activities in the year ended December 31, 2001 as compared to the $1,359,956 used in investing activities in the year ended December 31, 2000, reflecting primarily purchases of computer software in 2001.

         Net cash of $58,965 was used by us in our financing activities in the year ended December 31, 2001 as compared to the $372,788 used in financing activities in the year ended December 31, 2000, when $369,529 was used to purchase treasury stock in 2000 as compared to $55,472 used to purchase treasury stock in 2001.

         We believe that currently available funds will be sufficient to finance our planned growth and cash requirements for the next twenty-four months. However, in the event that our business grows more rapidly than anticipated, we may be forced to seek additional financing or curtail our growth.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Not Applicable

TREND INFORMATION

         We have expanded both the number and types of products we offer. We have begun to sell fund-based life insurance policies of Aegon, a Dutch insurance company and Skandia Lebensversicherung AG Berlin, a German life insurance company. In addition to the funds we have traditionally sold, we have entered into selected dealer agreements with Fleming Funds, Frankfurt Trust Fund, AXA Funds-Trust, the Fidelity Funds, Baring Funds, the Activest Funds and ADIG Funds. We also acquired an interest in Online Securities Holding, Inc.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A. DIRECTORS AND SENIOR MANAGEMENT

         As of December 31, 2001, members of the supervisory board, members of the board of management, senior managers and key employees upon whose work we are dependent are as follows:


Name                                    Age                   Position
----                                    ---                   --------
Professor Dr. Dr. Ulrich Abel            50      Member of the Supervisory Board
Volkmar Kippes                           45      Member of the Supervisory Board
Rachel Hulsebeck                         32      Member of the Supervisory Board
Jorg Urlaub                              35      Chief  Executive Officer and Member of the
                                                 Board of Management
Stefan Dolle                             36      Director of Sales
Andreas Bar                              33      Director of Marketing


         Certain biographical information about each of the members of the supervisory board, the board of management and certain key employees of ours is set forth below:

         Professor Dr. Dr. Ulrich R. Abel has been a member of the supervisory board since 1991. Since 1980, Prof. Dr. Dr. Abel has been a bio-statistician at the Cancer Institute of Heidelberg, and affiliated with the Institute for Medical Biometrics and Information of the University of Heidelberg. In 1986, Prof. Dr. Dr. Abel was promoted to Doctor of Human Biology at the Hannover Institute. Prof. Dr. Dr. Abel also received a doctoral degree in mathematics in 1977. In 1998, Prof. Dr. Abel was appointed as a full professor at the University of Heidelberg. Professor Dr. Dr. Abel's current term on the supervisory board expires in August 2005.

         Volkmar Kippes has been a member of the supervisory board since 1996. From 1987 to 1998, Mr. Kippes was self-employed as a certified public accountant. Mr. Kippes currently owns an accounting firm with two other partners. Mr. Kippes' current term on the supervisory board expires in August 2005.

         Ms. Rachel Hulsebeck has been a member of the supervisory board since September 2001. Ms. Hulsebeck is assistant to the manager and PROKURISTIN of Advanced Asset Management AG. Ms. Hulsebeck graduated with a degree in business management at the University of Applied Science/College of Higher Education (FACHHOCHSCHULE) in Gelsenkirchen and Dusseldorf in 1999.

         Jorg Urlaub has been Chief Executive Officer since 1998 and Principal Financial and Accounting Officer since 1993. From 1992 to 1994, Mr. Urlaub was a consultant with New York Broker Deutschland AG. In 1994, Mr. Urlaub successfully completed his advanced certification for Marketing at the Industrie und Handelskammer. Mr. Urlaub completed the course of study for an investment adviser at the Institut fur Lernsysteme in Hamburg in 1991. He also completed the Industrie und Handelskammer course of study for certification in Industrial Marketing in 1992. In 1998, Mr. Urlaub was elected to the board of management. Mr. Urlaub's current term on the board of management expires on May 18, 2003. Since January 1, 2001 he has served as chairman of the board of management.

         Stefan Dolle has been employed by us since 1997, and is responsible for the development of our sales division. After his internship in industry sales and the completion of his studies at the Dusseldorf School of Economics, he completed his state examination in 1990. From 1990 until 1997, Mr. Dolle was self-employed as a management consultant. In 1989, Mr. Dolle completed his advanced certification in Marketing, Industry and Commerce.

         Andreas Bar has been employed by us since August 1997 and is primarily responsible for the development of our marketing division. From 1992 to 1995, Mr. Bar was employed as an independent salesperson in real estate development and finance. From May 1995 to August 1997, Mr. Bar was employed with a well-known building contractor in Nuremberg, primarily responsible for the business development.

         EMPLOYMENT AGREEMENTS. We entered into an employment agreement on June 1, 1998 with Jorg Urlaub, our chief executive officer. Mr. Urlaub is entitled to an annual salary of $49,000 plus a monthly bonus of 20% of the net commission (excluding exchange fees, confirmation charges or similar fees) from the equity portfolios and accounts for which he serves as the account executive. Mr. Urlaub's annual salary was increased to $96,000 (DM 200,000) in April 2000. Mr. Urlaub is also entitled to receive a payment equal to five percent of our after tax profits for the fiscal year, payable on April 1 of the following year. If Mr. Urlaub individually sells shares of a fund or the Fonds Spezial Depot, Mr. Urlaub is paid the commission that would normally be paid to an independent sales person. Mr. Urlaub must devote 100% of his efforts to us. The employment agreement expires on May 18, 2003.

         B. COMPENSATION

         As members of our supervisory board, Dr. Abel receives an annual fee of $15,066 (DM 31,293), Mr. Kippes received an annual fee of $11,200 (DM 23,470) and Ms. Bergman received a fee of $4,474 (DM 10,431). Ms. Bergmann resigned from the supervisory board at the end of her term in August 2001. From her election to the supervisory board in September 2001 until the end of 2001, Ms. Hulsebeck received $2,374 (DM 5.216) for her services on the supervisory board. Other than their salaries, none of the members of the board of management receives compensation for serving on such Board. For tax purposes under German law, only 50% of the compensation paid to supervisory directors is deductible.

         The total compensation paid to members of the board of management in 2001 was $118,700.00 (DM 260,000.04). The executive officers and key employees described above received an aggregate of $235,215.05 (DM 515,216.04) in compensation in the year ended December 31, 2001.

         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         There are no outstanding options to purchase securities from us.

         COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The compensation of the members of the board of management is determined by the supervisory board. No person may serve on both boards simultaneously. No other interlocks exist.

         C. BOARD PRACTICES

         In accordance with the German Stock Corporation Law, we have a supervisory board (AUFSICHTSRAT) and a board of management (VORSTAND). The two Boards are separate, and no individual may simultaneously be a member of both Boards.

         As a general rule under German law, a stockholder has no direct recourse against the members of the board of management or the supervisory board in the event that they are believed to have breached a duty to the company. Only the company has the right to claim damages from the members of the two Boards. The company may only waive such damages or settle such claims if at least three years have passed and if the stockholders so approve at a stockholders' meeting with a simple majority of the votes, provided that the opposing stockholders do not hold, in the aggregate, one-tenth or more of our nominal share capital and do not formally express their opposition at the meeting of stockholders by having their opposition noted in the minutes of the meeting maintained by a German notary.

SUPERVISORY BOARD

         Any member of the supervisory board elected by the stockholders in a general meeting may be removed by a majority of the votes cast by the stockholders in a general meeting. Under normal circumstances, the supervisory board acts by simple majority vote.

         The principal function of the supervisory board is to appoint and to supervise the board of management and to approve the mid-term planning and certain matters which are not in the ordinary course of business and are of fundamental importance to us. There is no compulsory retirement age for members of the supervisory board. The term of a supervisory board member expires at the end of the general meeting of stockholders in which the stockholders discharge supervisory board members for the fourth fiscal year following the year in which such member was elected.

         Our Articles of Association provide that the supervisory board is to consist of three members.

BOARD OF MANAGEMENT

         The board of management is responsible for managing our day-to-day business in accordance with applicable laws, our Articles of Association and our Internal Rules of Procedure (GESCHAFTSORDNUNG).

         The number of members of the board of management is determined by the supervisory board and may consist of one or more members. For so long as the board of management is composed of only one member, that member may bind us. If the Board has two or more members, the chairman of the board of management, any two members of the board of management or one member of the board of management and a PROKURIST (a holder of a special power of attorney) may bind us. Each member of the board of management is appointed by the supervisory board for a term of five years and is eligible for reappointment thereafter. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the stockholders in a general meeting, a member of the board of management may be removed by the supervisory board prior to the expiration of such term. A member of the board of management may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and us and he is under a duty to disclose a material interest in all matters relating to proposals, arrangements or contracts between us and third parties. The board of management must report regularly to the supervisory board, in particular, on proposed business policy, budgets and strategy, profitability and on our current business as well as on any exceptional matters which arise from time to time.

         D. EMPLOYEES

         As of December 31, 2001, we had 23 employees, 13 of whom were involved in product development and marketing, 5 in fund administration and 5 in general office administration.

         E. SHARE OWNERSHIP

         The beneficial interests of our members of each of the supervisory board and board of management and our executive officers in our ordinary shares as of June 15, 2002, were as follows:


                                             Number of
         Name and Address                 Ordinary Shares                      Percentage of
      of Beneficial Owner(1)             Beneficially Owned             Ordinary Shares Outstanding
      ----------------------             ------------------             ---------------------------

Professor Dr. Dr. Ulrich Abel                      100                               *
Volkmar Kippes                                       0                               *
Rachel Hulsebeck                                     0                               *
Jorg Urlaub                                     23,795                             15.4%
Stefan Dolle                                      37.5                               *

------------------

*        Denotes less than one percent.
(1) The address of each of the beneficial owners identified is Heerdter Landstrasse 193, Dusseldorf, Germany.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A. MAJOR SHAREHOLDERS

         As a result of the concentration of ownership of our voting ordinary shares, some stockholders may be able to exercise control over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This control may have the effect of delaying or preventing a change in control.

         As of June 15, 2002, in addition to the shareholders set forth in
Section 6E above, we have two shareholders who hold in excess of 5% of our outstanding ordinary shares. Marion Bergmann, a former member of our supervisory board, beneficially owns 53,845 ordinary shares, including 26,950 ordinary shares held individually by her husband, Hartmut Bergmann, our former chairman of our board of management. Hartmut Bergmann beneficially owns 53,845 ordinary shares, including 26,895 ordinary shares held individually by Marion Bergmann. Marion Bergmann is also the mother of Jorg Urlaub, our chief executive officer. There have been no significant changes in the percentage ownership held by the major shareholders listed in such table during the past three years.

         On June 18, 2002, there were 30 holders of ordinary shares (29 in Germany and the Depositary in the United States). A substantial number of beneficial ADSs are recorded as held by brokers and depositories. Accordingly, we believe that the actual number of ADS holders is substantially higher.

         B. RELATED PARTY TRANSACTIONS

         On September 6, 1999, we loaned New York Broker Deutschland AG an aggregate of $277,198. The loan accrued interest at a rate of 6% per annum and the entire principal amount plus accrued interest matured on December 31, 2000. The loan was repaid in full on the maturity date.

         All transactions between us and our officers, directors or principal shareholders, or affiliates of any of them, have been and will be on terms no less favorable to us than could be obtained from independent third parties.

         In July, 2000, we purchased 1,078,801 shares of New York Broker, Inc., a United States broker-dealer and member of the National Association of Securities Dealers, Inc. located in Hendon, Virginia from New York Broker Deutschland AG for a purchase price of $862,383 (DM 1,791,257). As a part of this transaction, a payable from New York Broker, Inc. to New York Broker Deutschland AG in the amount of $161,478 (DM 335,405) was assigned to us. Hartmut Bergmann is the former chairman of our board of management, our principal stockholder and the principal stockholder of New York Broker Deutschland AG. We now own 40.2% of the outstanding common stock and all of the preferred shares of New York Broker, Inc.

         We also granted New York Broker Deutschland an option to repurchase all or a portion of the shares of New York Broker, Inc. at a premium of 5% per annum over the price per share paid by us. This option is exercisable until June 30, 2002. New York Broker Deutschland also granted us the right to sell the shares back to New York Broker Deutschland or a third party designated by New York Broker Deutschland a premium of 5% per annum over the purchase price paid by us. This option also expires on June 30, 2002.

         In July, 2000, we purchased 551,778 shares of common stock of Online Securities Holding, Inc. from New York Broker Deutschland for a purchase price of $293,222 (DM 609,051). As part of this transaction, a payable from Online Securities Holding Inc. to New York Broker Deutschland in the amount of $135,160 (DM 280,740) was assigned to us. The loan was converted into 291,801 shares of Online Securities Holding Inc. in 2001. As of December 31, 2001 we owned 803,579 shares of Online Securities Holding Inc..

         We also granted New York Broker Deutschland in 2000 an option to repurchase all or a portion of the shares of Online Securities Holding, Inc. at a premium of 5% per annum over the price per share paid by us . This option is exercisable until June 30, 2002. New York Broker Deutschland also granted us the right to sell the shares back to New York Broker Deutschland or a designated third party a premium of 5% per annum over the purchase price paid by us. The option also expires on June 30, 2002.

         C. INTERESTS OF EXPERTS AND COUNSEL

         Not Applicable

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The consolidated statements and other financial information required by Regulation S-X are included in this Annual Report on Form 20-F commencing on page F-1.

LEGAL PROCEEDINGS

         We are not involved in any material legal proceedings.

DIVIDEND POLICY

         We have not paid cash dividends to date. In the future, dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors. It is likely that we will retain earnings for expansion and that dividends will not be paid for the foreseeable future. The amount of dividends, if any, received by holders of ADSs may be affected by fluctuations in exchange rates. See "Exchange Rate Information."

         Under German law, 5% of each year's earnings must be retained in a mandatory reserve until the amount of such reserve, together with certain other reserves, equals 10% of the par value of the ordinary shares. These reserves may not be distributed in the form of a dividend.

         Dividends paid to owners of ADSs who are U.S. residents will be subject to German withholding tax.

SIGNIFICANT CHANGES

         None.

ITEM 9. THE OFFER AND LISTING.

MARKETS

         Our ADSs were first listed and began trading on the Nasdaq Small-Cap Market (ticker symbol: INAGY) on November 30, 1998 immediately following our initial public offering. The following table sets forth, for the three most recent fiscal years, the high and low closing sale prices for the ADSs, as reported by Nasdaq.


                                                                             Sale Prices
                                                                      ------------------------
Fiscal Year Ended December 31,                                         High                Low
------------------------------                                        ------              -----
2001............................................................      $1.88               $0.06
2000............................................................       2.75                0.98
1999............................................................       4.875               1.25

         The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices for the ADSs, as reported by Nasdaq.


2000                                                                  High                  Low
----                                                                  ----                  ---
First Quarter...................................................      $2.75               $1.25
Second Quarter..................................................       1.94                1.06
Third Quarter...................................................       2.72                1.05
Fourth Quarter..................................................       2.00                0.98


2001                                                                  High                  Low
----                                                                  ----                  ---
First Quarter...................................................      $1.88               $0.75
Second Quarter..................................................       1.29                0.41
Third Quarter...................................................       0.75                0.31
Fourth Quarter..................................................       1.21                0.06


         The following table sets forth, for the most recent six months, the high and low closing prices for the ADSs, as reported by the Bank of New York.


                                                                             Sale Prices
                                                                      -----------------------
                                                                      High                Low
                                                                      ----                ---
May 2002........................................................     $0.25               $0.17
April 2002......................................................      0.26                0.17
March 2002......................................................      0.23                0.00
February 2002...................................................      0.38                0.21
January 2002....................................................      0.69                0.25
December 2001...................................................      1.21                0.06

         The ADSs are also traded on the over-the-counter markets in Berlin (BERLINER FREIVERKEHR), Frankfurt (FRANKFURTER FREIVERKEHR), Hamburg (HAMBURGER FREIVERKEHR) and Munich (MUNCHENER FREIVERKEHR) in Germany.

         All over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

ITEM 10. ADDITIONAL INFORMATION

         A. SHARE CAPITAL

         Not Applicable

         B. MEMORANDUM AND ARTICLES OF ASSOCIATION

         Our articles of association have been previously filed as Exhibit 3.1 to our Registration Statement on Form F-1 (Registration No. 333-9512) filed with the Securities and Exchange Commission on August 19, 1998 and is hereby incorporated by reference into this Annual Report.

         ORDINARY SHARES. Our share capital consists of ordinary shares. All of our issued ordinary share capital is in bearer form and is freely transferable. At June 30, 2002, there were 155,000 issued and outstanding ordinary shares, of which 62,406 or 40.26%, were owned by the Bank of New York, as Depositary under the deposit agreement, as discussed below. At December 31, 2001, a total of 6,480 or 4.2 % of our ordinary shares are held by us as treasury shares. Generally, our share capital may be increased in consideration of contributions in cash or in property only by a resolution passed at a general meeting of our stockholders by a majority of the votes cast as long as such votes represent more than 50% (75% for the offering of preferred stock) of the capital represented in connection with the vote taken on such resolution.

         AMERICAN DEPOSITARY SHARES. American Depositary Shares, or ADSs, relating to ordinary shares are evidenced by American Depositary Receipts, or ADRs, and are issued pursuant to the deposit agreement, dated as of November 30, 1998, among us, the Depositary and the holders and beneficial owners from time to time of the ADRs. Copies of the deposit agreement and our Articles of Association are available for inspection at the Corporate Trust Office of the Depositary, which is located at 101 Barclay Street, New York, New York 10286. The principal executive office of the Depositary is located at 48 Wall Street, New York, New York 10286.

         Any provision of the deposit agreement may at any time and from time to time be amended by agreement between us and the Depositary in any respect they may deem necessary or desirable without the consent of the ADR holders or stockholders. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or that otherwise prejudices any substantial existing right of ADR holders, will not take effect as to the outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the ADR holders of outstanding ADRs. Every ADR holder and Owner at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby.

         Each ADS represents one-fortieth of one ordinary share (or evidence of a right to receive one such share) deposited under the deposit agreement. At April 30, 2002, there were 2,496,240 issued and outstanding ADSs, representing an aggregate of 40.26% of the outstanding ordinary shares, all of which were issued in the Offering.

         STOCKHOLDERS' DISCLOSURE OBLIGATIONS. Under German law and the deposit agreement, the stockholders and ADR holders must disclose to us within a prescribed period of time an interest in ordinary shares in excess of 25% of ordinary shares outstanding. Failure to comply with such disclosure requirements may, for so long as such failure continues, result in the withholding of certain rights, including voting, dividend and other rights relating to our securities.

         Although we currently believes that we know the identity of each holder of our ordinary shares, the holders of bearer shares are not required to indicate their identities to us, and as such we may find it difficult to communicate with or identify said holders in the future.

         VOTING RIGHTS. Each ordinary share entitles the holder thereof to one vote at our general meetings of our stockholders. ADS holders may not vote, but they may instruct the Depositary to vote the ordinary shares represented by their ADSs pursuant to their instructions. Holders of the ordinary shares do not have cumulative voting rights. Resolutions are passed at a general meeting of our stockholders by a majority of the votes cast, unless a higher vote is required by law. The German Stock Corporation Law and the Articles of Association require that the following significant resolutions be passed by a majority of the votes cast and at least 75% of the capital represented in connection with the vote taken on such resolution: certain capital increases; capital decreases; our dissolution; a merger of us into or a consolidation of us with another stock corporation; a transfer of all of our assets; a change of our corporate form; and the elimination of preemptive rights; the entering into of a control agreement by us; or an agreement to transfer profits between entities.

         A general meeting of our stockholders may be called by the board of management, the supervisory board or by stockholders holding in the aggregate at least 5% in nominal value of our issued share capital. A special meeting must be convened if a company incurs a loss in excess of its stated capital. Notice of stockholder meetings must be published in the Federal Gazette (BUNDESANZEIGER) at least one month prior to the date of the general meeting.

         Under the German Stock Corporation Law, any minimum quorum requirements are to be established by a company in its organizational documents. Our Satzung does not require a quorum for the transaction of business at a meeting of holders of ordinary shares.

         Amendments of the Articles of Association may be proposed either jointly by the supervisory board and the Management Board or by a stockholder or group of stockholders holding a minimum of 5% of the ordinary shares or holding shares with a nominal value of Euro 500,000. A resolution amending the Articles of Association must be passed by a majority of the votes cast and at least 50% of the nominal capital represented at the meeting of stockholders at which the resolution is considered.

         DIVIDEND AND LIQUIDATION RIGHTS. Dividends, if any, are declared at the annual general meeting of stockholders, which must be held within eight months from the end of a fiscal year, and are paid during the 60-day period following declaration. For each fiscal year, the supervisory board and the board of management ratify the financial statements and recommend the disposition of all unappropriated profits, including the amount of our net profits which will be distributed by way of dividend among the holders of ordinary shares to the extent that stockholders do not specify any other use by action at the annual general meeting. See "Item 5. Nature of Trading Market - Dividend Policy."

         Stockholders may present a dividend coupon (DIVIDENDENSCHEIN) to receive such dividends at any time within a four-year period which commences at the end of the year during which the dividend became due. If a stockholder has presented a dividend coupon to us for payment within such four-year period, the statute of limitations for enforcing the right to receive such dividend payment is two years from the end of such four-year period. When a stockholder has presented the last outstanding dividend coupon in order to receive the dividend payable in respect of that coupon, such stockholder is required to submit to us the renewal coupon (ERNEUERUNGSSCHEIN) attached at the bottom of each sheet of dividend coupons in order to obtain the next series of dividend coupons to be issued by us.

         Whenever the Depositary, or, on its behalf, its agent, shall receive any cash dividend or other cash distribution on any Deposited Securities, which dividend or distribution is denominated in currency other than Dollars ("Foreign Currency"), the Depositary shall, or shall cause its agent to convert such Foreign Currency into Dollars, provided, however, that such Foreign Currency can, in the judgment of the Depositary, be converted on a reasonable basis into Dollars transferable to the U.S. The deposit agreement provides for the manner in which the Depositary will make distributions in all other cases. Upon conversion, the amount received and subsequently converted shall be distributed (net of reasonable and customary expenses incurred by the Depositary in convening such Foreign currency) to the ADR holders entitled thereto, in proportion to the number of ADSs representing Deposited Securities evidenced by ADRs held by them respectively. The amount distributed will be reduced by any amounts required to be withheld by us or the Depositary, including amounts on account of any applicable taxes and certain other expenses. For further details about applicable taxes, see Item 10E. "Taxation".

         In accordance with the German Stock Corporation Law, upon our liquidation, any liquidation proceeds remaining after paying off all of our liabilities would be distributed among the holders of ordinary shares in proportion to the total nominal value of the shares held by each holder.

         PREEMPTIVE RIGHTS. Under the German Stock Corporation Law, an existing stockholder in a stock corporation has a preferential right to subscribe for issues by such corporation of shares, debt instruments convertible into shares and participating debt instruments in proportion to the shares held by such stockholder in the existing capital of such corporation. This preferential right can only be excluded by a stockholder resolution passed at the same time as the resolution authorizing the capital increase and the existence of a valid corporate purpose for such exclusion. A majority the votes cast and at least 75% of the nominal capital represented at the meeting is required for the exclusion.

         The Bank of New York, as Depositary for us, is entitled to the preferential rights linked to the ordinary shares that are deposited with it and is obligated under the deposit agreement to make such preemptive rights available to the respective holders of ADSs.

         C. MATERIAL CONTRACTS

         We have not entered into any material contract, other than contracts entered into in the ordinary course of business, or as otherwise described in
Section 7.B "Related Party Transactions."

         D. EXCHANGE CONTROLS

         At the present time, Germany does not restrict the export or import of capital, except for certain direct investments in areas like Iraq, Serbia or Montenegro. However, for statistical purposes only, every individual or corporation residing in Germany (a "Resident") must report to the Deutsche Bundesbank, subject only to certain material exceptions, any payment received from or made to an individual or a corporation resident outside of Germany ( a "Non-resident") if such payment exceeds DM 5,000 (or the equivalent in a foreign currency). In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed DM 500,000 (or the equivalent in a foreign currency) during any one month. Residents must also report any direct investment outside Germany if such investment exceeds DM 50,000.

         There are no limitations on the right of non-resident or foreign owners to hold or vote the ordinary shares or the ADSs imposed by German law or our Articles of Association.


ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

         We are a stock corporation organized under the laws of the Federal Republic of Germany and all of our assets are located outside the United States. We have appointed Sue McKeown as our agent to receive service of process with respect to any action brought against us in the Federal District Court of the United States for the Northern District of Virginia which arise out of or in connection with the securities laws of the United States. It may be difficult, however, for investors to enforce outside the United States judgments obtained against us in the United States in any such actions, including actions predicated upon the civil liability provisions of the Federal securities laws. In addition, all of the members of our supervisory board and board of management reside outside the United States and all or a substantial portion of their assets are located outside the United States. See "Item 10 - Directors and Officers of Registrant". As a result, it may be difficult or impossible for holders of ADSs to effect service of process within the United States upon such persons.

         We have been advised by German counsel that there is doubt as to the enforceability, in original actions in German courts, of liabilities predicated on the United States federal securities laws and as to the enforceability in German courts of judgments of United States courts, including judgments obtained in actions predicated upon the civil liability provisions of the United States federal securities laws. In Germany, both recognition and enforcement of court judgments with respect to civil liability provisions of U.S. federal securities laws are solely governed by the provisions of the German Civil Procedure Code (ZIVILPROZESSORDNUNG). In some cases, especially when according to German statutory provisions, the international jurisdiction of the U.S. court will not be recognized or the judgment conflicts with basic principles (e.g., the restriction to compensatory damages, the unavailability of punitive damages and limited pre-trial discovery) of German law, the U.S. judgment might not be recognized by a German court. The service of process in U.S. proceedings on persons in Germany is regulated by a multilateral treaty guaranteeing service of writs and other legal documents in civil cases if the current address of the defendant is known.

         The ADSs may be subject to restrictions provided in the German Securities Selling Prospectus Act (WERTPAPIER-VERKAUFSPROSPEKTGESETZ). The ADSs may not be sold to the public in Germany before a prospectus is filed with the BUNDESAUFSICHTSAMT FUR DEN WERTPAPIERHANDEL and the BUNDESAUFSICHTSAMT comments on and approves the disclosure. Upon the earlier of (i) the approval of the BUNDESAUFSICHTSAMT or (ii) the expiration of a ten-day waiting period commencing on the date of the filing, the prospectus may be published. Not earlier than the second business day after the publication, the ADSs may be offered for sale to the public.

         E. TAXATION

         The following discussion is a summary of all material tax consequences that are generally applicable to U.S. investors under Federal Republic of Germany and U.S. Federal tax laws in connection with the ownership of an ADS. This summary is based on the tax laws of the United States and Germany as in effect on the date of this Report. Those laws are subject to change, possibly with retroactive effect.

         This summary focuses primarily on tax considerations to a U.S. holder of ADSs (a "U.S. Holder"). For this purpose, a U.S. Holder is any citizen or resident of the U.S., a corporation, partnership, or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof, or an estate or trust the income of which is subject to U.S. Federal income taxation regardless of its source (each, a "U.S. Person") as well as any other person to the extent that income attributable to an ADS is effectively connected with the conduct by that person of a trade or business within the U.S. A "Non-U.S. Holder" is any beneficial owner of an ADS other than a U.S. Holder. A Non-U.S. Holder will be subject to tax rules differing significantly from those summarized below for U.S. Holders and therefore strongly is urged to consult its tax adviser regarding any U.S. Federal income tax considerations applicable to it.

         This summary deals only with an ADS held by an initial purchaser as a capital asset. Moreover, it does not discuss all of the tax consequences that may be relevant to a particular purchaser in light of that person's particular circumstances or to a purchaser that is subject to special rules, like an insurance company, a securities or currency dealer, a financial institution, a regulated investment company, real estate investment trust, real estate mortgage investment conduit or financial asset securitization investment trust or a person who holds an ADS as part of a "straddle," "hedge," "conversion transaction" or other risk reduction transaction or whose functional currency is not the U.S. dollar. This summary therefore does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase an ADS. Accordingly, each prospective investor is urged to consult its tax adviser regarding the U.S. Federal, state and local, German and other tax consequences incident to an investment in an ADS.

         This summary also is based in part on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

GERMAN TAXATION

         TAXATION OF DIVIDENDS

         AMOUNT OF TAX. Under German law, a 25 percent tax (plus a 5.5 percent surtax) is imposed on profits. German corporations are required to withhold from a dividend paid to a resident or nonresident stockholder a German tax in an amount equal to 20 percent of the gross amount of the dividend.

         Since January 1, 1998, a 5.5 percent surtax has been levied on the German withholding tax imposed on distributions paid by a German resident company. The surtax amounts to 1.100 percent (5.5 percent x 20 percent) of the gross amount of a distribution.

         REFUND PROCEDURES. To claim the five percent refund, the reduction of the German withholding tax from 25 percent to 15 percent (five percent for a Direct Investor) and the refund of the 7.5 percent German surtax, a Treaty Holder must submit a claim for refund to the German tax authorities (either directly or, as described below, through the Depositary), with the original bank voucher (or a certified copy thereof) issued by the paying entity documenting the tax withheld. The claim for refund must be submitted within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form filed at Bundesamt fur Finanzen, Friedhofstrasse 1, 53225 Bonn-Beuel, Germany. These forms may be obtained from the German tax authorities at that same address, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998, or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900.

         A Treaty Holder also must submit to the German tax authorities a certification of its last filed U.S. Federal income tax return. Certification is obtained from the office of the Director of the Internal Revenue Service Center, Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0417. Requests for certification are to be made in writing and must include the Treaty Holder's name, social security number or employer identification number, tax return form number, and tax period for which certification is requested. The Internal Revenue Service will send the certification (IRS Form 6166) directly to the German tax authorities. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

         In accordance with arrangements under the deposit agreement, the Depositary (or a custodian as its designated agent) will hold the ordinary shares, receive and distribute dividends to the Treaty Holders, and perform administrative functions necessary to obtain the five percent refund, the reduction in German withholding tax and the refund of the German surtax. These arrangements are provided by the German tax authorities and may be amended or revoked at any time in the future.

         The Depositary will prepare the German claim for refund forms on behalf of the Treaty Holders and file them with the German tax authorities. In order for the Depositary to file the claim for refund forms, the Depositary will prepare and mail to each Treaty Holder, which the Treaty Holders will be requested to sign and return to the Depositary, (i) a statement authorizing the Depositary to perform these procedures and agreeing that the German tax authorities may inform the Internal Revenue Service of any refunds of German taxes and (ii), as applicable, a written request for certification of filing a U.S. tax return (IRS Form 6166). The Depositary will attach the signed statement and the certified credit advice issued by the paying agency documenting the dividend paid and the tax withheld to the claim. for refund form and file them with the German tax authorities. The Depositary will also file the signed request for certification with the appropriate Internal Revenue Service Center.

         To the extent a Treaty Holder holds an ADS registered with a broker participating in the Depository Trust Company, it is expected that the broker will assist the Depositary in performing the procedures described above and, in particular, prepare and forward the German claim for refund form together with the required documentation on the Depositary. The Depositary then will file the German claim for refund form and any attachments thereto with the German tax authorities. The German tax authorities will issue the refund, which will be denominated in German Marks, in the name of the Depositary. The Depositary will convert the refund to Dollars and issue a corresponding refund check to the broker. The broker, in turn, will remit a corresponding refund amount to the Treaty Holder holding the ADS registered with that broker.

         TAXATION OF CAPITAL GAINS

         Pursuant to the Treaty, a U.S. Holder who is not a resident of Germany for German tax purposes will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of an ADS representing stock of a German resident company unless the ADS (i) is part of the business property of a permanent establishment located in Germany or (ii) is part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.

         GIFT AND INHERITANCE TAXES

         The estate, inheritance and gift tax treaty between the United States and Germany provides that an individual whose domicile is determined to be in the U.S. for purposes of that treaty will not be subject to German inheritance and gift tax on the individual's death or making of a gift unless the ADS (i) is part of the business property of a permanent establishment located in Germany or
(ii) is part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the U.S., however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

         OTHER GERMAN TAXES

         There are no German transfer, stamp or other similar taxes that would apply to a U.S. Holder who purchases or sells an ADS.


UNITED STATES FEDERAL INCOME TAXATION

         For U.S. Federal income tax purposes, a beneficial owner of an ADS will be treated as the owner of the ordinary share underlying the ADS.


U.S. HOLDERS

         TAXATION OF DIVIDENDS. The gross amount of a distribution by us, before deduction of depositary fees and withholding taxes, will constitute foreign source dividend income for U.S. Federal income tax purposes to the extent the distribution is paid from our current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes. To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits, it will reduce the U.S. Holder's tax basis in his ADS to the extent thereof. If a distribution exceeds that tax basis, the excess will be treated as capital gain from the sale or exchange of the ADS and will be U.S. source gain for foreign tax credit limitation purposes. A distribution by us will not qualify for the dividends received deduction allowed to a corporate U.S. Holder.

         The amount of any distribution paid in German Marks will equal the U.S. dollar value of the German Marks received calculated by reference to the exchange rate in effect on the date the distribution is received by the Depositary, regardless of whether the German Marks are converted into U.S. Dollars. Gain or loss, if any, realized on a sale or other disposition of the German Marks will be ordinary income or loss. The amount of any distribution of property other than cash generally will be the fair market value of that property on the date of distribution.

         Specified miscellaneous itemized deductions, like the depositary fee, are deductible by an individual, estate or trust only to the extent that, in the aggregate, they exceed two percent of adjusted gross income. In addition, itemized deductions, including miscellaneous itemized deductions, otherwise allowable to an individual whose adjusted gross income exceeds a specified threshold amount ($126,600 in 1999 (or $63,300 in the case of a married taxpayer filing a separate return)) will be reduced by the lesser of (i) three percent of the excess of adjusted gross income over the specified threshold amount and (ii) 80 percent of the amount of itemized deductions otherwise allowable for that taxable year. In addition, a non-corporate U.S. Holder subject to the alternative minimum tax may not deduct miscellaneous itemized deductions in determining alternative minimum taxable income. These limitations may cause the taxable income with respect to an ADS to exceed the net cash distributions related to that income in the case of a U.S. Holder that is an individual, trust or estate.

         Subject to certain limitations, German tax withheld from a dividend distribution will be eligible for credit against the U. S. Holder's federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, a dividend paid by us with respect to an ADS generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income". In addition, a Direct Investor is allowed a foreign tax credit for the portion of the total income taxes paid by us attributable to the distributed profits, subject to the general limitations of U.S. Federal income tax law. In the case of a Treaty Holder, German tax withheld in excess of the rate provided in the Treaty will not be eligible for credit against the Treaty Holder's U.S. Federal income tax until that Treaty Holder exhausts all effective and practical remedies to recover the excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service. See "German Taxation-Taxation of Dividends" for a description of the procedures a Treaty Holder can use to secure the Treaty rate for withholding on dividends paid by us.

         A U.S. Holder generally will not be subject to U.S. Federal income tax with respect to a pro rata distribution by us of ordinary shares to its stockholders, except with respect to the receipt of cash from the disposition of a fractional share. Accordingly, such a distribution generally will not give rise to U.S. Federal income tax against which German withholding tax, if any, may be credited. Any German withholding tax generally will be creditable against a U.S. Holder's U.S. federal income tax liability, subject to the limitations described in the preceding paragraph, although the distribution may constitute "general limitation income" rather than "passive income" or "financial services income".

         TAXATION OF CAPITAL GAINS. A U.S. Holder will recognize capital gain or loss for U.S. Federal income tax purposes on a sale or other taxable disposition of an ADS in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADS. That gain or loss will be capital gain or loss that, in the case of certain non-corporate U.S. Holders, will be taxable at a preferential rate if the holding period for the ADS exceeds one year. The gain, if any, generally will be U.S. source income. A U.S. Holder should consult his own tax adviser with respect to his ability to credit German withholding tax, if any, on gain from a sale of an ADS against his U.S. Federal income tax liability. In general, any loss will be sourced to the taxpayer's residence (as specifically defined in Section 865(g) of the Code), subject to certain exceptions that can treat a recognized loss by a U.S. resident in whole or in part as a foreign source loss.

         An exchange, deposit or withdrawal by a U.S. Holder of an ordinary share in exchange for ADSs, or vice versa, will not be subject to any U.S. Federal income tax.

         NON-U.S. HOLDERS

         A Non-U.S. Holder of an ADS generally will not be subject to U.S. federal income or withholding tax on any dividend paid on the ADS. A Non-U.S. holder of an ADS generally will not be subject to U.S. Federal income or withholding tax on any gain realized on a sale or other taxation disposition of the ADS unless the Non-U.S. Holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met.

         UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING. U.S. information reporting requirements may apply to the payment of a dividend on an ADS (i) made by mail or wire transfer to an address or account in the U.S., (ii) made by a paying agent, nominee, custodian, broker or other agent or intermediary (each, an "Agent") in the U.S. or (iii) made outside the U.S. by an Agent that is a U.S. Person or "U.S.-related person" (defined below). However, the U.S. information reporting requirements do not apply to a holder of a share of Common Stock who is not a U.S. Person (a "Non U.S. Person") or that is a corporation or other exempt recipient. A holder may be required to establish its exemption to the Agent, unless the Agent is outside the U.S. and has sufficient documentary evidence in its files of the holder's status as a Non-U.S. Person. Under Treasury regulations currently in effect, the backup withholding rules do not apply to payments of dividends by a corporation, like us, that is a foreign corporation.

         Upon a sale of an ADS by a holder to or through the U.S. office of a broker, the entire sales price generally will be subject to information reporting and to the backup withholding rules unless the holder either certifies its status as a Non-U.S. Person under penalties of perjury or otherwise establishes an exemption. Under die backup withholding rules, a broker is required to withhold 31 percent of the sales proceeds of a non-exempt holder that has not provided its taxpayer identification number and in certain other circumstances. A sale of an ADS to or through a non-U.S. office of a broker generally will not be subject to backup withholding or information reporting. However, information reporting (but not the backup withholding rules) may apply to a sale to or through a non-U.S. branch of a U.S. broker or a non-U.S. office of broker that is a "United States-related person", unless, in either case, the holder establishes an exemption or the broker has documentary evidence in its files of the holder's status as a Non-U.S. Person.

         For purposes of these rules, a "United States-related person" is either a controlled foreign corporation for U.S. Federal income tax purposes or a non-U.S. Person 50 percent or more of whose gross income from all sources over a specified three year period is effectively connected with a U.S. trade or business.

         Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against any U.S. Federal income tax liability of the holder, provided the required information is furnished to the U.S. Internal Revenue Service.

         New backup withholding and information reporting rules will apply to payments made after December 31, 2000.

         Acquisition by a U.S. Person of ownership (directly or through ownership of ADSs) of five percent or more of our ordinary shares will trigger certain reporting requirements for the acquiring stockholder. The requirements are satisfied by filing IRS Form 5471 with the stockholder's U.S. tax return.

         ESTATE AND GIFT TAXATION. An ADS or ordinary share generally will be subject to U.S. Federal estate or gift taxation only if the decedent or donor, as the case may be, is a citizen or individual domiciliary of the U.S.

DIVIDENDS AND PAYING AGENTS

         Not Applicable

STATEMENT BY EXPERTS

         Not applicable

DOCUMENTS ON DISPLAY

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chidago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the commission at its principal office in Washington, D.C. 20549. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Heerdter Landstrasse 193, Dusseldorf, Germany.

SUBSIDIARY INFORMATION

         We have no subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not Applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

              The net proceeds to us (after deducting estimated offering expenses) from the sale of ADSs offered in the initial public offering were approximately $6,777,360. We have utilized $1,452,360 for repayment of notes issued in the bridge financing, $2,332,491 in strategic investments and $345,830 for a new marketing and advertising program. We utilized the remaining $2,646,679 for general working capital purposes.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

         Not Applicable

ITEM 18. FINANCIAL STATEMENTS.


              The consolidated statements and other financial information required by Regulation S-X are included in this Annual Report on Form 20-F commencing on page F-1.


ITEM 19. EXHIBITS.

Exhibit Number    Description of Documents
--------------    ------------------------

      3.1 English translation of Articles of Association of the Company, as amended.*

      4.1 Deposit Agreement dated as of November 30, 1998 among the Company, Bank of New York, as Depositary, and all owners and holders from time to time of ADRs issued thereunder, including the form of ADR.*

      4.2         Form of Certificate for Ordinary Shares.*

      10.1 Employment Agreement, dated June 1, 1998 between the Company and Hartmut Bergmann.*

      10.2 Employment Agreement, dated June 1, 1998 between the Company and Jorg Urlaub.*

      10.3 Selected Dealer Agreement, dated September 22, 1997, between the Company and Templeton Global Strategic Services (Deutschland) GmbH.*

      10.4 Marketing Contract, dated March 20, 1997 between the Company and Pioneer Funds Marketing GmbH.*

      10.5 Marketing Contract dated March 20, 1997 between the Company and Pioneer Marketing GmbH.*

      10.6 International Marketing Contract dated March 20, 1997 between the Company and Pioneer Funds Distributor, Inc.*

      10.7 Selected Dealer Agreement, dated January 26, 1995 between the Company and Alliance Capital Management L.P.*

      10.9 Fee Agreement, dated January 1, 1995, between the Company and New York Broker Deutschland AG.*

Exhibit Number    Description of Documents
--------------    ------------------------
      10.10       Form of Cooperation Agreement between Incam and each financial planning firm.*

      10.11       Fonds Spezial Depot Partnership Agreement.*

      10.12       Form of Bridge Note Subscription Agreement*

--------------------

* previously filed

                                    INCAM AG

                                     INDEX




Report of Independent Auditors...............................................................    F-2

Balance Sheets as of December 31, 2000 and 2001..............................................    F-3

Statements of Operations for the years ended December 31, 1999, 2000 and 2001................    F-4

Statements of Changes in Shareholders' Equity for the years ended
December 31, 1999, 2000 and 2001.............................................................    F-5 - F-6

Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001................    F-7 - F-8

Notes to Financial Statements................................................................    F-9 - F-18



                         REPORT OF INDEPENDENT AUDITORS

To the Board of Management of
   Incam AG

                  We have audited the accompanying balance sheets of Incam AG as of December 31, 2000 and 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of Incam AG's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Incam AG as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


MOORE STEPHENS, P. C.                          RINKE TREUHAND GmbH
Certified Public Accountants.                  Wirtschaftsprufungsgesellschaft
New York, New York                             Wuppertal, Germany
May 29, 2002                                   May 29, 2002

                                    INCAM AG

                                 BALANCE SHEETS


                                                                                        U.S. Dollars
                                                                                        December 31,
                                                                            -----------------------------------
                                                                                2000                  2001
                                                                            ------------           ------------
ASSETS:
CURRENT ASSETS:
   Cash                                                                     $  1,496,022           $  1,148,741
   Marketable Securities                                                         100,786                 29,567
   Accounts Receivable                                                           243,666                105,412
   Accounts Receivable - Related Parties                                          38,543                 70,570
   Prepaid Expenses                                                               17,870                  6,852
   Other Receivables                                                              27,884                 21,853
                                                                            ------------           ------------

   TOTAL CURRENT ASSETS                                                        1,924,771              1,382,995

   Property and Equipment - Net                                                  113,937                 88,840
   Notes Receivable - Related Parties                                            150,000                     --
   Investments - At Cost                                                       2,152,442                635,834
   Investments in and Advances to Investees                                      965,540                434,042
                                                                            ------------           ------------

   TOTAL ASSETS                                                             $  5,306,690           $  2,541,711
                                                                            ============           ============
LIABILITIES AND SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
   Accounts Payable                                                         $    212,608           $    154,637
   Accrued Expense                                                                66,607                 70,044
   Other Liabilities                                                              34,709                 13,718
   Payroll and Payroll Taxes Payable                                              26,279                 30,671
   Loan Payable - Bank                                                             3,613                  3,123
                                                                            ------------           ------------

   TOTAL CURRENT LIABILITIES                                                     343,816                272,193
                                                                            ------------           ------------
NON-CURRENT LIABILITIES:
   Loan Payable - Bank                                                             3,003                     --
                                                                            ------------           ------------

COMMITMENTS (6)                                                                       --                     --
                                                                            ------------           ------------
SHAREHOLDERS' EQUITY:
   Share Capital - $3.00 Par Value; 155,000 Ordinary Shares
     Authorized, Issued and Outstanding as of December 31, 2001                  465,000                465,000

   Additional Paid-in Capital                                                 21,146,229             21,146,229

   Treasury Stock - 222,032 and 259,232 American Depositary Shares
       at December 31, 2000 and 2001, respectively, at Cost                     (369,529)              (425,001)

   Retained (Deficit)                                                        (14,475,165)           (16,894,968)

   Accumulated Other Comprehensive (Loss)                                     (1,806,664)            (2,021,742)
                                                                            ------------           ------------

   TOTAL SHAREHOLDERS' EQUITY                                                  4,959,871              2,269,518
                                                                            ------------           ------------

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $  5,306,690           $  2,541,711
                                                                            ============           ============


See Notes to Financial Statements.

                                    INCAM AG

                            STATEMENTS OF OPERATIONS



                                                                             U.S. Dollars
                                                                          For the Year Ended
                                                                             December 31,
                                                         ---------------------------------------------------
                                                             1999               2000                2001
                                                         -----------         -----------         -----------
REVENUES:
   Commissions                                           $   717,684         $ 1,494,090         $ 1,736,794
   Commissions - Related Parties                             156,493             280,464             202,397
   Administration Fees                                       419,505             432,233             356,581
   Interest Income                                           125,627             125,770              76,183
   Net (Losses) Gains on securities sold                     (46,885)            169,242            (141,109)
   Other Income - Related Party                                   --              51,919              14,207
   Other Income (Loss)                                       494,311             117,575             107,338
                                                         -----------         -----------         -----------

   TOTAL REVENUES                                          1,866,735           2,671,293           2,352,391
                                                         -----------         -----------         -----------

EXPENSES:
   Commission Expense                                        513,015           1,074,591           1,339,715
   General and Administrative Expenses                     1,253,506           1,279,165           1,244,824
   Interest                                                      345                 299                 289
   Occupancy                                                 140,727             108,361              97,958
   Depreciation                                               53,016              38,801              34,421
                                                         -----------         -----------         -----------

   TOTAL OPERATING EXPENSES                                1,960,609           2,501,217           2,717,206
                                                         -----------         -----------         -----------

   OPERATING (LOSS) INCOME                                   (93,874)            170,076            (364,815)

OTHER EXPENSES:
   Equity in Earnings (Losses) of Unconsolidated
     Investees                                                    --            (445,403)           (509,394)
  Impairment of investments carried at cost                       --                  --          (1,545,594)
                                                         -----------         -----------         -----------
  Total Other Expenses                                           --             (445,403)         (2,054,988)
                                                         -----------         -----------         -----------
   (LOSS) BEFORE TAXES                                       (93,874)           (275,327)         (2,419,803)

PROVISION FOR INCOME TAXES                                        --                  --                  --
                                                         -----------         -----------         -----------

   NET (LOSS)                                            $   (93,874)        $  (275,327)        $  (2,419,803)
                                                         ===========         ===========         =============

   NET (LOSS) PER ORDINARY SHARE
     (BASIC AND DILUTED)                                 $      (.61)        $     (1.78)        $      (15.61)
                                                         ===========         ===========         =============

   NET (LOSS) PER AMERICAN DEPOSITARY SHARE
     (BASIC AND DILUTED)                                 $      (.05)        $      (.12)        $       (1.01)
                                                         ===========         ===========         =============

   WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
     OUTSTANDING                                             155,000             155,000               155,000
                                                         ===========         ===========         =============

   WEIGHTED AVERAGE NUMBER OF AMERICAN DEPOSITARY
     SHARES OUTSTANDING                                    1,800,833           2,359,633             2,404,610
                                                         ===========         ===========         =============


See Notes to Financial Statements.

                                    INCAM AG

          STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY [U.S. DOLLARS]




                               Share Capital
                             -----------------                                                           Accumulated
                             Number of           Additional                                 Retained       Other          Total
                              Ordinary             Paid-in     Treasury    Comprehensive    Earnings    Comprehensive  Shareholders'
                               Shares   Amount     Capital      Stock      Income (Loss)    (deficit)    Income (Loss)    Equity
                             --------- --------  -----------  -----------  -------------   ------------ -------------  ------------
BALANCE -
 DECEMBER 31, 1998            155,000  $465,000  $21,146,229           --                  $(14,105,965)  $   103,025  $ 7,608,290
    Comprehensive Income
    --Net (Loss)                   --                     --           --   $    (93,874)       (93,874)           --      (93,874)
Other Comprehensive Income:
    Foreign Currency
    Adjustment                     --                     --           --     (1,144,172)            --    (1,144,172)  (1,144,172)
    Unrealized (Loss) on
    Marketable
       Securities                  --        --           --           --   $   (168,623)            --      (168,623)    (168,623)
                              -------  --------  -----------  -----------   ------------   ------------   -----------  -----------
    Comprehensive (Loss)                                                    $ (1,406,669)
                                                                            ============
BALANCE -
 DECEMBER 31, 1999            155,000   465,000   21,146,229           --                   (14,199,838)   (1,209,770)   6,201,621
    Comprehensive Income
    Net (Loss)                     --        --           --           --   $   (275,327)      (275,327)           --     (275,327)
    Other Comprehensive
    Income:
       Foreign Currency
    Adjustment                     --        --           --           --       (387,028)            --      (387,028)    (387,028)
    Other Comprehensive
    Income
    Unrealized (Loss) on
    Marketable  Securities         --        --           --           --       (209,866)            --      (209,866)    (209,866)
    Treasury Stock                 --        --           --     (369,529)            --             --            --     (369,529)
                              -------  --------  -----------  -----------   ------------   ------------   -----------  -----------
    Comprehensive (Loss)                                                    $   (872,221)
                                                                            ============
BALANCE - DECEMBER 31,
    2000-FORWARD              155,000  $465,000  $21,146,229  $  (369,529)                 $(14,475,165)  $(1,806,664) $ 4,959,871



                               Share Capital
                             ------------------                                           Accumulated
                             Number of           Additional                                 Retained       Other          Total
                              Ordinary             Paid-in     Treasury    Comprehensive    Earnings    Comprehensive  Shareholders'
                               Shares   Amount     Capital      Stock      Income (Loss)    (deficit)    Income (Loss)    Equity
                             --------- --------  -----------  -----------  -------------   ------------ -------------  ------------
BALANCE - DECEMBER 31,
    2000 - FORWARDED          155,000  $465,000  $21,146,229  $  (369,529)                 $(14,475,165)  $(1,806,664) $ 4,959,871

  Treasury Stock                   --        --           --      (55,472)                           --            --      (55,472)
  Comprehensive Income
    Net (Loss)                     --        --           --           --   $ (2,419,803)    (2,419,803)           --   (2,419,803)
  Other Comprehensive
    Income (Loss):
    Foreign Currency
    Adjustment                     --        --           --           --       (331,817)           --       (331,817)    (331,817)
    Unrealized (Loss)
    on Marketable
    Securities, net of
    reclassification
    adjustment                     --        --           --                     116,739                      116,739      116,739
                              -------  --------  -----------  -----------   ------------   -----------    -----------  -----------
  Comprehensive (Loss)                                                      $(2,634,881)
                                                                            ===========
  BALANCE - DECEMBER
   31, 2001                   155,000  $465,000  $21,146,229  $  (425,001)                 $(16,894,968)  $(2,021,742) $ 2,269,518
                              =======  ========  ===========  ===========                  ============   ===========  ===========




See Notes to Financial Statements.

                                    INCAM AG

                            STATEMENTS OF CASH FLOWS


                                                                                           U.S. Dollars
                                                                                        For the Year Ended
                                                                                           December 31,
                                                                      -------------------------------------------------------
                                                                          1999                 2000                  2001
                                                                      -----------           -----------           -----------
OPERATING ACTIVITIES:
   Net (Loss)                                                         $   (93,874)          $  (275,327)          $(2,419,803)
   Adjustments to Reconcile Net (Loss) to Net Cash
     (Used in) Operating Activities:
     Equity in (Earnings) Losses of Unconsolidated Investees                   --               370,609             2,054,988
     Depreciation                                                          53,016                38,801                34,421
     (Gain) on Sale of Marketable Securities                             (135,242)             (169,242)                   --
     Loss on Abandonment of Fixed Asset                                        --                   532                    --
     Loss on Marketable Securities                                        182,127                    --               141,109

   Changes in Assets and Liabilities:
     (Increase) Decrease in:
       Accounts Receivable                                                (46,275)             (167,546)             (161,173)
       Accounts Receivable - Related Party                                (16,856)                5,404                71,095
       Prepaid Expenses                                                       637               (11,829)              (10,027)
       Other Receivables                                                  (26,578)                9,414                 6,810
       Other Assets                                                        (3,985)               (1,873)               (2,408)

     Increase (Decrease) in:
       Accounts Payable                                                      (792)              126,362               (45,641)
       Payroll Taxes Payable                                               19,869                (3,214)                6,003
       Accrued Liabilities                                                (17,293)               13,205                 7,461
       Other Liabilities                                                  (24,523)               (3,076)              (19,064)
                                                                      -----------           -----------           -----------

   NET CASH - OPERATING ACTIVITIES                                       (109,769)              (67,780)             (336,229)
                                                                      -----------           -----------           -----------
INVESTING ACTIVITIES:
   Proceeds from the Sale of Marketable Securities                        455,657               469,266                    --
   Purchase of Marketable Securities                                     (520,415)             (312,247)                   --
   Purchase of Property and Equipment                                     (84,689)              (81,483)               (9,473)
   Advances to Related Party                                                   --              (306,892)                   --
   Repayment by Related Party                                             521,121               228,339                    --
   Purchase of Investments - Equity                                            --            (1,059,406)                   --
   Purchase of Investments - Cost                                      (2,283,189)             (296,973)                   --
                                                                      -----------           -----------           -----------

   NET CASH - INVESTING ACTIVITIES                                     (1,911,515)           (1,359,396)               (9,473)
                                                                      -----------           -----------           -----------

FINANCING ACTIVITIES:
   Purchase of Treasury Stock                                                  --              (369,529)              (55,472)
   (Payments) on Bank Loan                                                 (5,807)               (3,259)               (3,493)
                                                                      -----------           -----------           -----------

   NET CASH - FINANCING ACTIVITIES                                         (5,807)             (372,788)              (58,965)
                                                                      -----------           -----------           -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                  (745,143)             (369,029)               57,386
                                                                      -----------           -----------           -----------

   NET (DECREASE) IN CASH                                              (2,772,234)           (2,168,993)             (347,281)

CASH - BEGINNING OF YEARS                                               6,437,249             3,665,015             1,496,022
                                                                      -----------           -----------           -----------

   CASH - END OF YEARS                                                $ 3,665,015           $ 1,496,022           $ 1,148,741
                                                                      ===========           ===========           ===========


See Notes to Financial Statements.

                                    INCAM AG

                            STATEMENTS OF CASH FLOWS


                                                                                U.S. Dollars
                                                                             For the Year Ended
                                                                                December 31,
                                                                 ------------------------------------------
                                                                 1999               2000               2001
                                                                 ----               ----               ----
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest Paid                                                 $345               $299               $289
   Finance Fee - Related Party                                   $ --               $ --               $ --
   Income Taxes Paid                                             $ --               $ --               $ --

See Notes to Financial Statements.


SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES:

         In January 2001, a loan of $150,000 to Online Securities Holding, Inc. ("OSHI"), plus accrued interest, was converted into approximately 252,000 shares of common stock of OSHI. See Note 3B.

                                    INCAM AG
                         NOTES TO FINANCIAL STATEMENTS



(1) ORGANIZATION AND NATURE OF OPERATIONS

Incam AG (the "Company" or "Incam") was established under the laws of the Federal Republic of Germany on October 9, 1991 as a corporation, an Aktiengesellschaft ("AG"). The Company is headquartered in Dusseldorf, Germany.

The Company derives its revenue primarily by acting as a broker for the purchase, exchange and sale of shares of certain investment funds and fund-based life insurance to individual investors in Germany through cooperation agreements with financial planning firms and financial planners throughout Germany. The financial planners are generally unable to meet the minimum purchase requirements necessary to purchase shares directly from the funds. The Company also acts as the administrator, general manager and portfolio manager for the Fonds Spezial Depot, a partnership (a Gesellschaft des burgerlichen Reschtes, or
GbR) organized under the laws of Germany which invests in mutual funds. Incam administers contributions to the partnership through a trustee which invests contributions in mutual funds.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION - The Company's functional currency is the Deutsch Mark ("German Mark" or "DM"). The exchange rate in effect at the balance sheet date is used to translate assets and liabilities from German Marks to United States ("U.S.") dollars ("$"). Equity transactions are translated at historical exchange rates. Revenues and expenses are translated using the average exchange rates in effect during the applicable period. Differences resulting from such translations are included in shareholders' equity under the caption "Accumulated Other Comprehensive Income." Net gains (losses) resulting from foreign currency transactions are immaterial for the year ended December 31, 1998. For the years ended December 31, 2000 and 2001, gains on foreign currency transactions amounted to approximately $88,042 and $74,900, respectively. Such amounts are included in "other income." On January 1, 1999, a new currency called the "Euro" was adopted as the common legal currency in eleven of the fifteen member countries of the European Union. During 2002, all European Union countries are expected to be operating with the Euro as their single currency. Uncertainty exists as to the effect the Euro will have on the marketplace. However, the Company does not believe it will have a material adverse effect on its financial position or operations.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) - Comprehensive income (loss) is the total of (1) net income (loss) plus (2) all other changes in net assets arising from nonowner sources, which are referred to as other comprehensive income (loss). The Company has presented comprehensive income (loss) and an analysis of changes in components of accumulated other comprehensive income
(loss) in the statement of changes in shareholders equity. (See Note 13)

CASH AND CASH EQUIVALENTS - Cash equivalents are comprised of certain highly liquid investments with a maturity of three months or less when purchased. There were no cash equivalents at December 31, 2000 or 2001. All German banks have created a guaranteed fund for deposit accounts. This fund significantly reduces cash credit risk.

MARKETABLE SECURITIES - The Company's investment in marketable equity securities are held for an indefinite period and thus are classified as available-for-sale. Available-for-sale securities are recorded at fair value on the balance sheet with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. The cost of securities sold was determined under the specific identification method.

ADVERTISING - The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 1999, 2000 and 2001 was $345,830, $191,431 and $152,052, respectively.

                                    INCAM AG
                         NOTES TO FINANCIAL STATEMENTS


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, EQUIPMENT AND DEPRECIATION - Property and equipment is recorded at cost. Depreciation of office equipment and automobile is primarily provided computed using the declining balance method over the estimated useful life of the related assets, estimated to be four to ten years. Purchased computer software is depreciated over its estimated useful life of four years, using the straight-line method.

                                                       December 31,
                                                --------------------------
                                                    2000        2001
                                                ----------      ----------
Office Equipment                                $  147,358      $  105,814
Automobile                                          19,314          18,198
Computer Software                                   65,057          69,632
                                                ----------      ----------

Total Cost                                         231,729         193,644
Less:  Accumulated Depreciation                   (117,792)       (104,804)
                                                ----------      ----------

   NET                                          $  113,937      $   88,840
                                                ==========      ==========

Depreciation expense amounted to $53,016, $38,801 and $34,421 for the years ended December 31, 1999, 2000 and 2001, respectively.

REVENUE RECOGNITION - Commissions and administration fees are recognized when earned.

SECURITIES TRANSACTIONS - The Company does not generally hold any funds or securities of its customers, nor does it directly execute or process either its own or its customers' securities, options or futures transactions.

TREASURY STOCK - Treasury stock is shown at cost.

IMPAIRMENT - Long-lived assets of the Company are reviewed at least annually as to whether their carrying value has become impaired pursuant to Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No 121 requires long-lived assets, if impaired, to be remeasured at fair value, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Management also reevaluates the periods of amortization of long-lived assets to determine whether events and circumstances warrant revised estimates of useful lives.

ACCOUNTS RECEIVABLE - Accounts receivable represents the aggregate receivables due from mutual funds, broker dealers and from the trustee for the administration services. The Company does not require collateral in relation to its accounts receivable. Management considers the balance of accounts receivable to be fully collectible.

INVESTMENTS - Investments in unconsolidated subsidiaries, jointly owned companies, and other investees in which the Company has a 20% to 50% interest or otherwise exercises significant influence are presented under the equity method. The Company determines its share of earnings or losses of an investee based on the difference between its claim on investee's book value at the end of the period and the carrying value of all financial interests in the investee. Investments of less than 20% are accounted for under the cost method.

(3) INVESTMENTS

(A) INVESTMENTS IN AND ADVANCES TO INVESTEES - In July 2000, the Company purchased 1,078,801 shares of New York Broker, Inc. ("NYBI"), a United States broker-dealer and member of the National Association of Securities Dealers, Inc. located in Herndon, Virginia from New York Broker Deutschland AG ("NYBD") for a purchase price of approximately $873,000 and the assignment of a payable from NYBI to NYBD in the amount of approximately $200,000. The purchased shares represent 40.2% of the outstanding common stock of NYBI.

                                    INCAM AG
                         NOTES TO FINANCIAL STATEMENTS



(3) INVESTMENTS (CONTINUED)

(A) INVESTMENTS IN AND ADVANCES TO INVESTEES (CONTINUED) - The Company granted NYBD an option to repurchase all or a portion of the shares of NYBI at a premium of 5% per annum over the price per share paid. This option is exercisable until June 30, 2002. NYBD also granted Incam the right to sell the shares back to them or a third party designated by them at a premium of 5% per annum over the purchase price paid. This option expires on June 30, 2002.

During the year ended December 31, 2000, the Company contributed capital to Financialbot.com AG. The investment, aggregating approximately $186,000, resulted in Incam's ownership of Financialbot.com of 28.5%.

Investments carried at equity consist of the following at December 31, 2001:

                                                Percentage Owned
                                                      2001              Amount
                                                ----------------      ---------
New York Broker Inc.                                  40.2%           $ 345,110
Financialbot.com                                      28.5%              88,932
                                                                      ---------
                                                                      $ 434,042
                                                                      =========

Following is a summary of financial position and results of operations of investee companies:


                                                      New York Broker, Inc.       Financialbot.com
                                                      ---------------------       ----------------
Current Assets                                         $         68,300            $      105,100
Property, Plant and Equipment - Net                                   0                        --
Other Assets                                                    282,500                   240,200
                                                       ----------------            --------------

   TOTAL ASSETS                                        $        350,800            $      345,300
                                                       ================            ==============

Current Liabilities                                              23,500            $       33,300
Long-Term Debt                                                  200,000                        --
                                                       ----------------            --------------

   Total Liabilities                                            223,500                    53,300

Stockholders' Equity                                            127,300                   312,000
                                                       ----------------            --------------

   TOTAL LIABILITIES AND EQUITY                        $        350,800            $      345,300
                                                       ================            ==============

Sales                                                  $         89,000            $      108,200
                                                       ================            ==============

Net (Loss)                                             $       (456,000)           $     (373,100)
                                                       =================           ===============

Current year loss related to investments               $       (391,500)           $     (117,900)
                                                       =================           ===============


The Company invested in Financialbot.com effective January 2000 and New York Broker, Inc. effective July 2000.

                                    INCAM AG
                         NOTES TO FINANCIAL STATEMENTS


(3) INVESTMENTS (CONTINUED)

(B) INVESTMENTS - AT COST - In January 2001, from a loan assigned in 2000 of approximately $150,000, Online Securities Holding, Inc. ("OSHI") issued an additional 251,801 shares of common stock to the Company.

In July 2000, the Company purchased 551,778 shares of common stock of Online Securities Holding, Inc. ("OSHI") from NYBD for a purchase price of approximately $297,000. As part of this transaction, a 8.25% note payable from OSHI to NYBD in the amount of approximately $150,000 was assigned to the Company. The note is included in the accompanying financials as of December 31, 2000 under the caption "Notes Receivable - Related Parties." In January 2001, the note and accrued interest thereon were converted into 251,801 shares of OSHI.

The Company also granted NYBD an option to repurchase all or a portion of the shares of OSHI at a premium of 5% per annum over the price per share paid. This option is exercisable until June 30, 2002. NYBD also granted Incam the right to sell the shares back to NYBD or a designated third party at a premium of 5% per annum over the purchase price paid. This option expires on June 30, 2002.

In June 1999, the Company purchased a 6.67% interest in DirectAdvice.com for approximately $2,283,000. During 2001 DirectAdvice.com issued additional equity effectively diluting Incam's investment percentage to 1.87%.

The investments are presented at cost as their fair value is not readily determinable. However, during the year ended December 31, 2001, the Company has recognized impairment in the carrying cost of the investments of approximately $1,546,000. Such amount is included in the accompanying statement of operations under the caption "Equity in Earnings (Losses) of Unconsolidated Investees."

(4) RELATED PARTY TRANSACTIONS

The management of NYBD, who are also shareholders of NYBD, own, collectively, 34.7% of the Company. Under an arrangement, which terminated in July 2000, the Company received commissions for referring clients to NYBD. Such commissions are reflected as "Commissions - Related Party" in the accompanying statements of operations and amounted to $156,493, $107,162 and $-0- for the years ended December 31, 1999, 2000 and 2001, respectively. Accounts receivable from NYBD were $3,108 and $60,726 at December 31, 2000 and 2001, respectively and are included in "accounts receivable - related parties" as of those dates.

NYBD, the underwriter in the Company's initial public offering, was loaned Company funds aggregating $247,882 at December 31, 1999. The loan was repaid in full as of December 31, 2000.

The Company received commissions for referring clients to Online Securities, Inc., a subsidiary of OSHI. Such commissions are reflected as "Commissions - Related Party" in the accompanying statements of operations and amounted to $173,302 and $202,410 for the year ended December 31, 2000 and 2001, respectively. Accounts receivable from OSI were $35,435 and $9,844 at December 31, 2000 and 2001, respectively.

The Company has charged Financialbot.com for certain costs related to shared facilities in 2000. Such charges are included in "Other Income - Related Party" for the year ended December 31, 2000.

(5) LOAN PAYABLE BANK

In December 1996, the Company borrowed approximately $26,000, from a bank with interest at 3% for the purchase of an automobile. This loan is for a period of 6 years and collateralized by the automobile. The weighted average interest rate at December 31, 2000 and 2001 was 3.0%.

The following is the maturity of the debt:

December 31,
------------

   2002                                                 $       3,123
                                                        =============

                                    INCAM AG
                         NOTES TO FINANCIAL STATEMENTS



(6) COMMITMENTS

The Company entered into an office space lease agreement for 5 years commencing in 1999 and ending in 2003. The Company also has the option of renewing the lease for an additional 5 years through 2008 at the end of the current lease under equivalent terms. Per the lease agreement, the lease option is cancelable every quarter under equivalent terms.


(A) OPERATING LEASE COMMITMENTS - Aggregate annual rentals for office space and equipment under operating leases with remaining non-cancelable terms in excess of one year at December 31, 2001, is as follows:

                                              Office Space       Equipment
                                            --------------    --------------

2002                                        $       81,400    $       20,920
2003                                                81,400            10,638
Thereafter                                              --             2,826
                                            --------------    --------------

   TOTALS                                   $      162,800    $       34,384
                                            ==============    ==============

Rent expense for the years ended December 31, 1999, 2000 and 2001 approximately $141,000, $108,266 and $97,958, respectively, and is included in occupancy expense. Also, included in occupancy expense is $16,558 for energy.

(B) SOFTWARE LICENSE AGREEMENT - In January 1996, the Company entered into a software license agreement for use in its business. The initial term of one year renewed automatically for successive one year periods. The expense for this license was $7,695, for the year ended December 31, 1998. The license was not renewed after 1998.

(C) REGULATION OF GERMAN SECURITIES MARKETS - On January 1, 1995, a new law (Wertpapierhandelsgesetz) was passed establishing a Federal Supervisory Office for Securities Trading. The new law codified case law prohibitions on insider trading and the purchase or sale of securities by those with knowledge not available to the general public. Under the law, issuers must promptly disclose nonpublic information if the same is likely to significantly impact the price of an issuer's securities. The new law applies only to securities admitted for official trading or over the counter trading at a German exchange (or a similar exchange in the European Union). The Company's securities are not currently traded on such exchanges and it is unknown if a court will apply principles similar to the new law to the Company's securities.

In addition, under the new law, acquisition or disposition of various levels of ownership of the outstanding securities of an issuer officially listed at a stock exchange must be reported to the issuer and the Federal Supervisory Office. Those provisions will not be applicable to the Company's ordinary shares and disclosure with respect to ownership of the Company's ordinary shares will only be required by those holding over 25% of the shares.

Under the new law, securities brokers must have the requisite professional knowledge to advise customers and must further act with due skill and diligence in the best interest of the customer. Conflicts of interest are to be avoided or, if conflicts cannot be avoided, the customer's order must be executed in the customer's best interest. "Front running," "parallel running" and "scalping" are prohibited. These provisions are analogous to standards applicable to United States brokers, including the "know your customer" and "suitability" standards. Although in certain cases, courts might apply certain of its provisions to the Company by analogy, the Company does not believe that this law will have a material impact on its current activities. However, as the Company's proposed underwriting activities will be focused on German companies and German investors, the continuing development and interpretation of these laws may significantly impact the Company's future activities. It is not possible to currently quantify the impact of this law on the Company's future operations.

(D) EMPLOYMENT AGREEMENTS - The Company has an employment agreement with its chief executive officer, who is entitled to an annual salary of approximately $95,000, and a share of the after tax profit of the Company equal to five percent. In addition, he is entitled to receive a 20% commission (excluding exchange fees, confirm charges or similar fees) from the equity portfolios and accounts which he serves as account executive. He must devote 100% of his efforts to the Company. The employment agreement expires on May 18, 2003.

                                    INCAM AG
                         NOTES TO FINANCIAL STATEMENTS


(7) FAIR VALUE OF FINANCIAL INSTRUMENTS

Generally accepted accounting principles require disclosing the fair value of financial instruments to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

In assessing the fair value of financial instruments, the Company uses a variety of methods and assumptions, which are based on estimates of market conditions and risks existing at the time. For certain instruments, including cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued liabilities, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments. Short-term debt is based on current rates at which the Company could borrow funds with similar remaining maturities and approximates fair value.

(8) CONCENTRATIONS OF CREDIT RISK

(A) BUSINESS RISK - The securities business is, by its nature, subject to various risks, particularly in volatile or illiquid markets, including the risk of losses resulting from the underwriting or ownership of securities, customer fraud, employee errors and misconduct, failures in connection with the processing of securities transactions and litigation.

The Company's business and its profitability are affected by many factors, including the volatility and price level of the securities markets; the volume, size and timing of securities transactions; the level of volatility of interest rates; the availability of credit; legislation affecting the business and financial communities; the fluctuation in the exchange rate between the U.S. Dollar and the German Mark and the economy in general. Low trading volumes and depressed markets generally result in reduced commissions. In such periods, profitability is adversely affected because many of the Company's costs are fixed.

(B) OPERATIONS IN A FOREIGN COUNTRY - The Company is subject to numerous factors relating to conducting business in a foreign country (including, without limitation, economic, political and currency risks) any of which could have a significant impact on the Company's operation.

(C) MAJOR SUPPLIER - For the years ended December 31, 1999, 2000 and 2001, respectively, approximately 26%, 22% and 14% of the commissions paid for introducing clients to the Company who contributed to a GBR were introduced to the Company by one financial planning firm. Commissions paid to this firm and charged to operations were approximately $134,500, $238,000 and $189,000, respectively for the years ended December 31, 1999, 2000 and 2001, respectively.

(9) INCOME TAXES

The provision for federal and local income taxes consists of the following:


                                                                                     December  31,
                                                                          -------------------------------------
                                                                             1999          2000          2001
                                                                          ---------      --------       -------
Current Federal Tax                                                       $      --      $     --       $    --
Current Local Tax                                                                --            --            --
                                                                          ---------      --------       -------

Totals                                                                           --            --            --
Less: Reduction of Income Taxes from Utilization of
        Operating Loss Carryforwards                                             --            --            --
                                                                          ---------      --------       -------

   TOTALS                                                                 $      --      $     --       $    --
                                                                          =========      ========       =======



                                    INCAM AG
                         NOTES TO FINANCIAL STATEMENTS


(9) INCOME TAXES (CONTINUED)

Reconciliation of tax expense at federal statutory rate to actual income tax expense:


                                                                            1999           2000            2001
                                                                         ----------      ---------      ----------
Income Tax (Benefit) Expense at the Federal Statutory Rate               $  (37,550)     $(191,834)     $ (178,563
Local Taxes - Net of Federal Benefit                                        (10,138)       (53,234)        (99,103)
Surtax                                                                       (4,234)       (10,551)         (8,004)
Operating Loss Providing No Tax Benefit                                      51,922        255,619         285,670
                                                                         ----------      ---------      ----------

   INCOME TAX EXPENSE - ACTUAL                                           $       --      $      --      $       --
                                                                         ==========      =========      ==========


The Company has net operating loss carryforwards for tax purposes of approximately $1,572,000 and $2,187,000 at December 31, 2000 and 2001, which have no expiration date under German tax law.

Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," requires the establishment of deferred tax assets for all deductible temporary differences and operating loss carryforwards and deferred tax liabilities for all taxable temporary differences. The Company had no taxable temporary differences which would have resulted in material deferred tax liabilities at December 31, 2000. Deductible temporary differences consist primarily of operating loss carryforwards. The deferred tax asset attributable to operating loss carryforwards amounted to approximately $630,000 and $875,000 at December 31, 2000 and 2001, respectively, an increase of approximately $245,000. This increase is primarily attributable to increased German federal income tax losses. Because of the Company's losses in recent years, however, any deferred tax asset established for utilization of the Company's tax loss carryforwards would correspondingly require a valuation allowance of the same amount pursuant to SFAS No. 109. Accordingly, no deferred tax asset is reflected in these financial statements.

(10) DESCRIPTION OF SHARE CAPITAL

(A) ORDINARY SHARES - The capital of the Company (referred to as the share capital) consists of ordinary shares and additional paid-in capital thereon. All of the issued ordinary shares of the Company are in bearer form and are freely transferable. Generally, the share capital of the Company may be increased in consideration of contributions in cash or in property by a resolution passed at a general meeting of the shareholders of the Company, and/or by a majority of the votes cast, as long as such votes represent more than fifty percent of the capital represented in connection with the vote taken on such resolution.

Each ordinary share entitles the holder thereof to one vote at general meetings of the shareholders of the Company. Holders of the ordinary shares do not have cumulative voting rights. Resolutions are passed at a general meeting of the shareholders of the Company by a majority of the votes cast, unless a higher vote is required by law. The German Stock Corporation Law and the Articles of Association require that the following significant resolutions be passed by a majority of the votes cast and at least 75% of the capital represented in connection with the vote taken on such resolution: (i) certain capital increases, (ii) capital decreases, (iii) a dissolution of the Company, (iv) a merger of the Company into or a consolidation of the Company with another stock corporation, (v) a transfer of all of the Company's assets, (vi) a change of the Company's corporate form and (vii) the elimination of preemptive rights.

Under the German Stock Corporation Law, an existing shareholder in a stock corporation has a preferential right to subscribe for issues by such corporation of shares, debt instruments convertible into shares and participating debt instruments in proportion to the shares held by such shareholder in the existing capital of such corporation.

                                    INCAM AG
                         NOTES TO FINANCIAL STATEMENTS



(10) DESCRIPTION OF SHARE CAPITAL (CONTINUED)

(A) ORDINARY SHARES (CONTINUED) - Holders of ordinary shares are entitled to receive dividends. The declaration, payment and amount of dividends on the ordinary shares are subject to the approval of the Supervisory Board and Board of Management of the Company.

Dividends are declared at an annual general meeting of shareholders, which must be held within eight months from the end of a fiscal year, and are paid once a year. The Company has not paid or declared any dividends since inception.

Under German law, a minimum reserve of 10% of the par value of the ordinary shares must be maintained in a reserve and may not be paid out in the form of a dividend. As of December 31, 2000, the required reserve was approximately $46,500. Additionally, German law permits dividends from current or prior earnings only if the aggregate of retained earnings and additional paid in capital is positive.

(B) AMERICAN DEPOSITARY SHARES - American Depositary Shares, or ADSs, relating to ordinary shares are evidenced by American Depositary Receipts, or ADRs, and are issued pursuant to the deposit agreement, dated as of November 30, 1998, among the Company, the Depositary and the holders and beneficial owners from time to time of the ADRs. Each ADS represents one-fortieth of one ordinary share (or evidence of a right to receive one such share) deposited under the deposit agreement.

(11) (LOSS) PER ORDINARY SHARE AND AMERICAN DEPOSITARY SHARE

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, which is effective for financial statements issued for periods ending after December 15, 1998. Accordingly, earnings per share data in the financial statements for the years ended December 31, 1999, 2000 and 2001, have been calculated in accordance with SFAS No. 128.

SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15, Earnings per Share, and replaces its primary earnings per share with a new basic earnings per share representing the amount of earnings for the period available to each Ordinary Share and ADS outstanding during the reporting period. Basic earnings
(loss) per share is computed by dividing income (loss) available to shareholders by the weighted average number of ordinary shares and ADS outstanding during the period. SFAS No. 128 also requires a dual presentation of basic and diluted earnings per share on the face of the statement of operations for all companies with complex capital structures. The Company has a simple capital structure. Diluted earnings per share reflects the amount of earnings for the period available to each ordinary share and ADS outstanding during the reporting period, while giving effect to all dilutive potential shares that were outstanding during the period, such as shares that could result from the potential exercise or conversion of securities from Ordinary Shares into ADS.

The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on per share amounts (i.e., increasing earnings per share or reducing loss per share). The Company has no equity instruments that could potentially dilute basic earnings per share in the future.

                                    INCAM AG
                         NOTES TO FINANCIAL STATEMENTS


(12) NEW AUTHORITATIVE PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). The Statement requires that long-lived assets to be disposed of other than by sale be considered held and used until they are disposed of. SFAS No. 144 requires that long-lived assets to be disposed of by sale be accounted for under the requirements of SFAS No. 121. SFAS No. 121 requires that such assets be measured at the lower of carrying amounts or fair value less cost to sell and to cease depreciation (amortization). SFAS No. 144 requires a probability-weighted cash flow estimation approach in situations where alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or range of possible future cash flow amounts are estimated. As a result, discontinued operations will no longer be measured on a net realizable basis, and future operating losses will no longer be recognized before they occur. Additionally, goodwill be removed from the scope of SFAS No.
144. As a result goodwill will no longer be required to be allocated to long-lived assets to be tested for impairment. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those financial years. We are currently in the process of evaluating the effect this new standard will have on its consolidated financial position or result of operation.

On August 15, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for financial statements issued for fiscal years beginning after June 15, 2002. An entity shall recognize the cumulative effect of adoption of SFAS No. 143 as a change in accounting principle. The Company is not currently affected by this Statement's requirements.

In June 2001, the FASB issued SFAS No. 141 ("SFAS 141"), "Business Combinations", and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets"', collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, "Business Combinations". SFAS 141(1) requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provides specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) requires that unamortized negative goodwill be written off immediately as an extraordinary gain. SFAS 142 supersedes APB 17, "Intangible Assets", and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires testing of goodwill and indefinite-lived intangible assets on an annual basic for impairment (and more frequently if the occurrence of an event or circumstance indicates an impairment), (3) requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) removes the forty-year limitation on the amortization period of intangible assets that have finite lives. The provisions of the Standards also apply to equity-method investments made both before and after June 30, 2001. SFAS 141 requires the unamortized deferred credit related to an excess over cost arising from an investment acquired prior to July 1, 2001 accounted for using the equity method (equity-method negative goodwill), must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off immediately and recorded as an extraordinary gain. The adoption of SFAS 141 did not have a material impact on the Company's financial statements. The Company will adopt SFAS 142 on January 1, 2002. The Company does not believe that the adoption of the SFAS 142 will have significant impact on its results of operations or financial position.

In April 2002 the FASB issued SFAS 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FSAB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4 which required that gains or losses on extinguishment of debt be recorded as extraordinary items. SFAS 145 is not expected to have a material impact on the Company's financial statements.

(13) ACCUMULATED OTHER COMPREHENSIVE INCOME

The Components of accumulated other comprehensive income are as follows:

                                                                          Unrealized
                                               Foreign Currency          Gain/(Loss) on       Accumulated Other
                                           Translation Adjustment          Securities        Comprehensive Income
                                           ----------------------        --------------      --------------------
BALANCE AT DECEMBER 31, 1998 ...                  103,025                        --                   103,025
   Change During 1999 ..........               (1,144,172)                 (168,623)               (1,312,786)
                                               ----------                  --------                ----------
BALANCE AT DECEMBER 31, 1999 ...               (1,041,147)                 (168,623)               (1,209,770)
   Change During 2000 ..........                 (387,028)                 (209,866)                 (596,894)
                                               ----------                  --------                ----------
BALANCE AT DECEMBER 31, 2000 ...               (1,428,175)                 (378,489)               (1,806,664)
   Change During 2001 ..........                 (331,817)                  116,739                  (215,078)
                                               ----------                  --------                ----------
BALANCE AT DECEMBER 31, 2001 ...               (1,759,992)                 (261,750)               (2,021,742)
                                               ==========                ==========                ==========

         An explanation of the 2001 changes is as follows:


Adjustments During 2001 ........                 (331,817)                  (60,060)                 (391,877)
   Reclassifications During 2001                       --                   176,799                   176,799
                                               ----------                  --------                ----------
   Net Change ..................                 (331,817)                  116,739                  (215,078)
                                               ==========                ==========                ==========


                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                    INCAM AG


                                    By: /s/ Jorg Urlaub
                                        -------------------------------------
                                        Jorg Urlaub
                                        Its Chairman of the Board of Management

Date:  June 28, 2002